IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2017 and for the three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 75, beginning on July 1st, 2017.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: August 7, 2017.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 366,788,243 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 63.76% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, Treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2017
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presumed Income Tax
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
NCN	Non-Convertible Notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.

 IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2017 and June 30, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2017	06.30.2017
ASSETS
Non-current assets
Investment properties	9	102,978	99,953
Property, plant and equipment	10	27,135	27,113
Trading properties	11	3,204	4,532
Intangible assets	12	12,058	12,387
Investments in associates and joint ventures	8	8,049	7,885
Deferred income tax assets	19	262	285
Income tax and MPIT credit		145	145
Restricted assets	13	735	448
Trade and other receivables	14	5,085	4,974
Investments in financial assets	13	1,207	1,772
Financial assets held for sale	13	6,287	6,225
Derivative financial instruments	13	-	31
Total non-current assets		167,145	165,750
Current assets
Trading properties	11	3,333	1,249
Inventories		3,533	4,260
Restricted assets	13	986	506
Income tax and MPIT credit		395	339
Group of assets held for sale	27	2,819	2,681
Trade and other receivables	14	16,543	17,264
Investments in financial assets	13	16,156	11,951
Financial assets held for sale	13	2,366	2,337
Derivative financial instruments	13	46	51
Cash and cash equivalents	13	26,032	24,854
Total current assets		72,209	65,492
TOTAL ASSETS		239,354	231,242
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		575	575
Treasury shares		4	4
Inflation adjustment of share capital and treasury shares		123	123
Share premium		793	793
Additional paid-in capital from treasury shares		17	17
Legal reserve		143	143
Special reserve		2,751	2,751
Other reserves		1,855	2,165
Retained earnings		19,846	19,293
Total attributable to equity holders of the parent		26,107	25,864
Non-controlling interest		20,799	21,472
TOTAL SHAREHOLDERS’ EQUITY		46,906	47,336
LIABILITIES
Non-current liabilities
Trade and other payables	16	2,127	3,040
Borrowings	17	120,340	109,489
Derivative financial instruments	13	86	86
Deferred income tax liabilities	19	24,223	23,024
Income tax and MPIT liabilities		62	-
Employee benefits		749	763
Salaries and social security liabilities		84	127
Provisions	18	739	943
Total non-current liabilities		148,410	137,472
Current liabilities
Trade and other payables	16	19,570	20,839
Group of liabilities held for sale	27	2,022	1,855
Salaries and social security liabilities		1,997	2,041
Borrowings	17	18,888	19,926
Derivative financial instruments	13	84	86
Provisions	18	914	890
Income tax and MPIT liabilities		563	797
Total current liabilities		44,038	46,434
TOTAL LIABILITIES		192,448	183,906
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		239,354	231,242
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Fernando A. Elsztain Director acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income
for the three-month periods ended September 30, 2017 and 2016
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2017	09.30.2016(recast)
Revenues	20	20,213	17,787
Costs	21	(13,727)	(12,326)
Gross profit		6,486	5,461
Net gain from fair value adjustment of investment properties	9	3,404	1,396
General and administrative expenses	21	(995)	(852)
Selling expenses	21	(3,561)	(3,169)
Other operating results, net	22	24	(69)
Profit from operations		5,358	2,767
Share of profit of associates and joint ventures	8	398	9
Profit before financial results and income tax		5,756	2,776
Finance income	23	295	280
Finance costs (i)	23	(5,043)	(2,031)
Other financial results	23	293	262
Financial results, net		(4,455)	(1,489)
Profit before income tax		1,301	1,287
Income tax	19	(1,240)	(592)
Profit for the period from continuing operations		61	695
Profit / (Loss) for the period from discontinued operations	28	13	(351)
Profit for the period		74	344

Attributable to:
Equity holders of the parent		553	200
Non-controlling interest		(479)	144

Profit for the period per share attributable to equity holders of the parent:
Basic		0.96	0.35
Diluted		0.96	0.35

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		545	459
Non-controlling interest		(484)	236

Profit per share from continuing operations attributable to equity holders of the parent:
Basic		0.95	0.80
Diluted		0.94	0.79

Profit / (Loss) from discontinued operations attributable to:
Equity holders of the parent		8	(259)
Non-controlling interest		5	(92)

Profit / (Loss) from discontinued operations attributable to equity holders of the parent:
Basic		0.01	(0.45)
Diluted		0.01	(0.45)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.1.b.

(i)
   As of September 30, 2017, it includes Ps. (2,228) which corresponds DIC’s debt exchange (see Note 17).

. Fernando A. Elsztain Director acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the three-month periods ended September 30, 2017 and 2016
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.2017	09.30.2016(recast)
Profit for the period	74	344
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustment	(343)	509
Change in the fair value of hedging instruments net of income taxes	(9)	56
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial loss from defined contribution plans	(13)	(22)
Other loss generated by associates	-	(3)
Other comprehensive (loss) / income for the period from continuing operations	(365)	540
Other comprehensive loss for the period from discontinued operations	(86)	-
Total other comprehensive (loss) / income for the period	(451)	540
Total comprehensive (loss) / income for the period	(377)	884
Total comprehensive (loss) / income for the period from continuing operations	(304)	1,235
Total comprehensive loss for the period from discontinued operations	(73)	(351)
Total comprehensive (loss) / income for the period	(377)	884

Attributable to:
Equity holders of the parent	272	428
Non-controlling interest	(649)	456

Total comprehensive (loss) / income from continuing operations attributable to:
Equity holders of the parent	321	687
Non-controlling interest	(625)	548

Total comprehensive loss from discontinued operations attributable to:
Equity holders of the parent	(49)	(259)
Non-controlling interest	(24)	(92)

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
 The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.1.b.

. Fernando A. Elsztain Director acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (2)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2017	575	4	123	793	17	143	2,751	2,165	19,293	25,864	21,472	47,336
Profit / (loss) for the period	-	-	-	-	-	-	-	-	553	553	(479)	74
Other comprehensive loss for the period	-	-	-	-	-	-	-	(281)	-	(281)	(170)	(451)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(281)	553	272	(649)	(377)
Issuance of capital	-	-	-	-	-	-	-	-	-	-	2	2
Share-based compensation	-	-	-	-	-	-	-	1	-	1	18	19
Dividends distribution	-	-	-	-	-	-	-	-	-	-	1	1
Changes in non-controlling interest	-	-	-	-	-	-	-	(30)	-	(30)	(45)	(75)
Balance as of September 30, 2017	575	4	123	793	17	143	2,751	1,855	19,846	26,107	20,799	46,906

  Group’s other reserves for the period ended September 30, 2017 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Cumulative translation adjustment reserve	Hedging instrument	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance at July 1, 2017	(28)	186	78	494	1,394	19	(15)	37	2,165
Other comprehensive loss for the period	-	-	-	-	(239)	(4)	(38)	-	(281)
Total comprehensive loss for the period	-	-	-	-	(239)	(4)	(38)	-	(281)
Share-based compensation	-	-	1	-	-	-	-	-	1
Changes in non-controlling interest	-	(30)	-	-	-	-	-	-	(30)
Balance at September 30, 2017	(28)	156	79	494	1,155	15	(53)	37	1,855

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 17 to the Consolidated Financial Statements as of June 30, 2017
(2)
Related to CNV General Resolution N° 609/12. See Notes 2.1.b) and 17 to the Consolidated Financial Statements as of June 30, 2017.

. Fernando A. Elsztain Director acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2016
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (2)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of July 1, 2016 (recast)	575	4	123	793	16	117	2,755	990	16,259	21,632	14,224	35,856
Profit for the period	-	-	-	-	-	-	-	-	200	200	144	344
Other comprehensive income for the period	-	-	-	-	-	-	-	228	-	228	312	540
Total comprehensive income for the period	-	-	-	-	-	-	-	228	200	428	456	884
Share-based compensation	-	-	-	-	-	-	-	3	-	3	22	25
Incorporated by business combination	-	-	-	-	-	-	-	-	-	-	19	19
Capital reduction of subsidiaries	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Changes in non-controlling interest	-	-	-	-	-	-	-	(323)	-	(323)	553	230
Balances as of September 30, 2016 (recast)	575	4	123	793	16	117	2,755	898	16,459	21,740	15,273	37,013

  Group’s other reserves for the period ended September 30, 2016 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Cumulative translation adjustment reserve	Hedging instrument	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balances as of July 1, 2016 (recast)	(29)	21	67	520	421	(37)	(10)	37	990
Other comprehensive income / (loss) for the period	-	-	-	-	211	26	(9)	-	228
Total comprehensive income / (loss) for the period	-	-	-	-	211	26	(9)	-	228
Share-based compensation	-	-	3	-	-	-	-	-	3
Changes in non-controlling interest	-	(323)	-	-	-	-	-	-	(323)
Balances as of September 30, 2016 (recast)	(29)	(302)	70	520	632	(11)	(19)	37	898

       The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.1.b.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 17 to the Consolidated Financial Statements as of June 30, 2017.
(2)
Related to CNV General Resolution N° 609/12. See Notes 2.1.b) and 17 to the Consolidated Financial Statements as of June 30, 2017.
. Fernando A. Elsztain Director acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2017 and 2016
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2017	09.30.2016(recast)
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	2,767	2,674
Income tax and MPIT paid		(195)	(197)
Net cash generated from continuing operating activities		2,572	2,477
Net cash generated from discontinued operating activities		66	98
Net cash generated from operating activities		2,638	2,575
Investing activities:
Interest held increase in joint ventures and associates		(30)	(312)
Acquisitions and improvements of investment properties		(630)	(659)
Advanced payments		(106)	-
Acquisitions of subsidiaries, net of cash acquired		-	(30)
Proceeds from sales of investment properties		26	41
Acquisitions and improvements of property, plant and equipment		(1,008)	(597)
Proceeds from sales of property, plant and equipment		4	-
Acquisitions of intangible assets		(185)	(102)
Net increase of restricted assets		(223)	-
Dividends received		98	26
Acquisitions of investments in financial assets		(6,670)	(2,213)
Proceeds from investments in financial assets		3,477	2,433
Interest received from financial assets		54	47
Loans granted to related parties		(229)	(22)
Loans granted		(88)	-
Net cash used in continuing investing activities		(5,510)	(1,388)
Net cash (used in) generated from discontinued investing activities		(18)	148
Net cash used in investing activities		(5,528)	(1,240)
Financing activities:
Borrowings		15,978	8,950
Payment of borrowings		(10,597)	(6,959)
Borrowings from related parties		-	4
Payment of borrowings from related parties		-	(2)
Interests paid		(1,572)	(1,180)
Capital distributions from non-controlling interest in subsidiaries		(18)	-
Capital contributions from non-controlling interest in subsidiaries		129	-
Acquisition of non-controlling interest in subsidiaries		(45)	(580)
Proceeds from sales of non-controlling interest in subsidiaries		18	810
Dividends paid to non-controlling interest in subsidiaries		(131)	(362)
Proceeds from issuance of shares and other equity instruments in subsidiaries		276	-
Payments of derivative financial instruments		(4)	(4)
Proceeds from derivative financial instruments		26	13
Net cash generated from continuing financing activities		4,060	690
Net cash used in discontinued financing activities		(48)	(452)
Net cash generated from financing activities		4,012	238
Net increase in cash and cash equivalents from continuing activities		1,122	1,779
Net decrease in cash and cash equivalents from discontinued activities		-	(206)
Net increase in cash and cash equivalents		1,122	1,573
Cash and cash equivalents at beginning of period	13	24,854	13,866
Net increase / (decrease) in cash and cash equivalents reclassified to held for sale		4	(12)
Foreign exchange gain on cash and cash equivalents		52	22
Cash and cash equivalents at end of period	13	26,032	15,449

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.1.b.
. Fernando A. Elsztain Director acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on November 8, 2017.
IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company. The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:

(i)
Remains in current and non-current assets, as financial asset held for sale.
(ii)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(iii)
Disclosed in group of assets and liabilities held for sale.

Within the operations center in Israel and in relation with IDBD’s financial position, its cash flow and its ability to meet its financial commitments, the following should be taken into consideration:

●
Since September 2016, after the sale of Adama and the increase in its subsidiaries’ market value, IDBD considers that it is possible to obtain new financing or refinance its actual debts. In this regard, IDBD has recently successfully completed issuance of debentures, as mentioned in Note 20 to the Consolidated Financial Statements as of June 30, 2017. Additionally, it has made early repayments of its financial debt and has managed to renegotiate the related financial restrictions.
●
As mentioned in Note 7 to the Consolidated Financial Statements as of June 30, 2017, DIC declared dividends, out of which IDBD received approximately NIS 271 (equivalent to approximately Ps. 1,219), net of the exercise of warrants mentioned in Note 4.C to the Consolidated Financial Statements as of June 30, 2017.

IRSA Inversiones y Representaciones Sociedad Anónima

●
In February 2017, Standard & Poor’s Maalot (S&P Maalot) upgraded the rating of IDBD debentures, from CCC to BB. Subsequently, in July 2017, S&P Maalot increased the rating again to BBB with stable outlook.
●
As mentioned in Note 14 to the Consolidated Financial Statements as of June 30, 2017, IDBD sold part of its stake in Clal and signed a swap agreement for the future sale.

Given the reasons described above, IDBD considers that it has enough resources to continue operating for at least 12 months after the date of these Financial Statements.

It should be noted that the IDBD’s Board of Directors has in place a cash flow forecast to June 30, 2019, which assumes that IDBD will receive cash from the realization of private investments directly held by IDBD. As a result, IDBD expects to honor all its liabilities until the second quarter of 2019. Even though consummation of such plans does not depend entirely on factors under its control, IDBD believes it will succeed in finalizing these or other plans.

Based on the foregoing, IDBD’s management considers that there are currently no material uncertainties regarding its ability to operate as a going concern, given its current financial position and its ability to fulfil its financial commitments in time and in due form and its capacity to carry out its business plan.

Notwithstanding the foregoing, IDBD should pay financial liabilities for NIS 1,413 (equivalent to approximately Ps. 6,740 as of the closing date of these Financial Statements) in November 2019, that payment would be affected by factors that are out of IDBD control, such as, its ability to carry out its plans to sell its equity interest in Clal considering the scheme determined by the “Capital Market, Insurance and Saving Commission of Israel” (“the Commissioner”), the requirements of the “Act to Promote Competition and Reduce Concentration” (“Concentration Act”) and its ability to deal with the implications of the Concentration Act and to comply with the restrictions set out therein regarding the control of companies through a pyramidal structure (Note 7 to the Consolidated Financial Statements as of June 30, 2017), among others.

IDBD expects that the consideration to be received from the sale of Clal pursuant to the Commissioner’s scheme, (i.e., the sale in tranches of 5% each every four months) to the extent it is implemented, will be lower and even significantly lower as compared to a block sale of its controlling interest in Clal However, even if Clal’s shares continue to be sold in accordance to the scheme established by the Commissioner, IDBD’s management considers that it would as well have additional sources of cash flows available to satisfy its commitments in November 2019. IDBD’s management considers that it will be able to address its commitments timely and continue with its operations.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and subsidiaries at the Operations Center in Argentina.

In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not granted by IRSA’s assets.

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Financial Statements

a.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2017 prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

IRSA Inversiones y Representaciones Sociedad Anónima

These Financial Statements corresponding to the interim three-month periods ended September 30, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. The Company’s interim periods results do not necessarily reflect the proportion of the Group’s full-year results.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

For the Groups' business in Argentina, considering the released inflation data in Argentina and the declining inflation trend in recent years, the Board of Directors is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reporting periods. However, over the last years, certain macroeconomic variables, such as payroll costs and input prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Company in these Financial Statements.

b.
Recast of Financial Statements previously issued due to change in accounting policies

As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. Therefore, the previously issued Interim Financial Statements were retroactively recast as required by IAS 8.

The table below includes the reconciliation between the Statements of Income and the Statements of Comprehensive Income / (operations) for the three-month period ended September 30, 2016 as they were originally issued, and the recast statements included in these Financial Statements for comparative purpose. There is no impact on any of the relevant total sums of the Consolidated Statement of Cash Flows.

	09.30.2016 (originally issued)	09.30.2016 (adjustment)		09.30.2016 (other reclassifications) g)	09.30.2016 (recast)
Revenues	18,687	-		(900)	17,787
Costs	(13,267)	262	a)	679	(12,326)
Gross profit	5,420	262		(221)	5,461
Gain from disposal of investment properties	19	(19)	b)	-	-
Net gain from fair value adjustment of investment properties	-	1,396	c)	-	1,396
General and administrative expenses	(934)	-		82	(852)
Selling expenses	(3,296)	-		127	(3,169)
Other operating results, net	(62)	-		(7)	(69)
Profit from operations	1,147	1,639		(19)	2,767
Share of (loss) / profit of associates and joint ventures	(43)	25	d)	27	9
Profit before finance results and income tax	1,104	1,664		8	2,776
Finance income	388	-		(108)	280
Finance costs	(2,124)	-		93	(2,031)
Other financial results	262	-		-	262
Financial results, net	(1,474)	-		(15)	(1,489)
(Loss) / Profit before income tax	(370)	1,664		(7)	1,287
Income tax	(54)	(538)	e)	-	(592)
(Loss) / Profit from continuing operations	(424)	1,126		(7)	695
Loss from discontinued operations	(358)	-		7	(351)
(Loss) / Profit for the period	(782)	1,126		-	344

Attributable to:
Equity holders of the parent	(577)	777		-	200
Non-controlling interest	(205)	349		-	144

 IRSA Inversiones y Representaciones Sociedad Anónima

	09.30.2016 (originally issued)	09.30.2016 (adjustment)		09.30.2016 (other reclassifications) g)	09.30.2016 (recast)
(Loss) / Profit for the period	(782)	1,126		-	344
Other comprehensive (loss) / income
Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustment	464	45	f)	-	509
Change in the fair value of hedging instruments net of income tax	56	-		-	56
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined contribution plans	(22)	-		-	(22)
Other loss generated by associates	(3)	-		-	(3)
Other comprehensive income for the period from continuing operations	495	45		-	540
Other comprehensive income for the period from discontinued operations	-	-		-	-
Total comprehensive (loss) / income for the period	(287)	1,171		-	884
Attributable to:
Equity holders of the parent	(365)	793		-	428
Non-controlling interest	78	378		-	456

a)
Corresponds to the elimination of depreciation expense from investment property, and the adjustment, if applicable, to the depreciation of property, plant and equipment to adjust the value of transfers from investment property to that item.
b)
It relates to the elimination of the gain from disposal of investment property, as such property is accounted for at its fair value on the date of sale, which generally coincides with the transaction price (see point d)).
c)
It represents the net change in fair value of investment property.
d)
It relates to changes in share of profit / (loss) in associates and joint ventures after applying the change to equity method valuation implemented by the Group.
e)
It reflects the tax effect on the items indicated above, as applicable.
f)
It pertains to exchange differences related to the change in the accounting policy implemented by the Group in subsidiaries, associates and joint ventures with functional currency other than the peso.
g)
See Notes 2.26 and 32 to the Consolidated Financial Statements as of June 30, 2017.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Consolidated Financial Statements as of June 30, 2017, as described in Note 2 to those Financial Statements

2.3.
Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Consolidated Financial Statements as of June 30, 2017 described in Note 3 to those Financial Statements.

2.4.
Comparability of information

Balance items as of June 30, 2017 and September 30, 2016 shown in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from financial statements then ended. As explained in Note 2.1.b. certain figures of the originally issued financial statements as of September 30, 2016 have been adjusted to reflect the change of accounting policy related to investment property as determined by the Board of Directors during the fiscal year ended June 30, 2017.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

 IRSA Inversiones y Representaciones Sociedad Anónima

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) sometime between March and April, and Rosh Hashaná (Jewish New Year), sometime between September and October each year.

The results of operations of Cellcom and IDBD Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2017 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2017, are detailed in Note 4 to the Consolidated Financial Statements as of June 30, 2017.

Ispro

In August 2017, PBC’s Board of Directors, decided to start a process to examine the potential sale of its interest in Ispro. In this respect, it has received several offers.

Agreement for New Pharm acquisition

As mentioned in Note 4.G to the Consolidated Financial Statements as of June 30, 2017, Shufersal entered into an agreement (the "agreement") for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital. On September 6, 2017, the Antitrust Commission approved the merger between Shufersal and New Pham subject to certain conditions. On September 28, 2017, the parties signed an Addendum to such agreement whereby they agreed to sell 9 New Pharm stores to a third party and one Shufersal store to another party. The proceeds from the sale of New Pharm stores will be collected by this company before the merger, thus changing the transaction price, albeit not significantly. The deadline for the execution of the sale agreement has been set on November 30, 2017 and the execution date on December 31, 2017.

Tender offer of DIC

As mentioned in Note 7 to the Consolidated Financial Statements as of June 30, 2017, after June 30, 2017, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD.

For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. In response to an inquiry, the Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

In September 2017, IDBD informed that the Company and Dolphin signed a letter of intent. The transaction’s completion is dependent upon the execution of the definitive transaction documents (the “Definitive Documents”) by the parties on or before November 16, 2017, as well as upon approval of the transaction by the parties’ respective Boards of Directors and compliance with additional guarantees until December 10, 2017 (the “Transaction Closing Date”). The main items of the letter of intent are the following:

IRSA Inversiones y Representaciones Sociedad Anónima

●
The buyer will acquire all of DIC shares held by IDBD at a price of NIS 16.6 per share (equal to approximately Ps. 80 per share as of the date of these Financial Statements).
●
The buyer will issue a promissory note, maturing five years from the effective transaction date which shall accrue interest at an annual rate of 5.5%. Until the promissory note is fully paid, any dividend payment made by DIC shall be paid through an Israeli bank and will be pledged in favor of the seller.
●
All DIC shares that are currently securing debt, shall continue to be collateral for that debt, and those shares that are currently unencumbered will be pledged to secure payment of the promissory note.

IDBD is currently analyzing the next steps to continue controlling its subsidiaries in 2019.

Tender offer for Clal

In July 2017, IDBD received a non-binding offer from an international group for the potential acquisition of its entire interest in Clal. For consideration that will be based on the equity value of Clal, in accordance with Clal Financial Statement at the time of specifying the transaction and is subject to the performance of a due diligence and the execution of an agreement, as well as getting the approvals required by law. IDBD is analyzing the offer. On June 30, 2017, this value amounted to NIS 4,880 (equivalent to approximately Ps. 23,278 as of the date of these Financial Statements). There is no certainty that the offer will go forward under the terms offered, or that the transaction will be completed.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Consolidated Financial Statements as of June 30, 2017. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2017 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Consolidated Financial Statements as of June 30, 2017, the Group reported its financial performance separately in two centers of operations. There have been no changes in the business segments or the financial reporting criteria thereof. Below is a summary of the lines of business of the group for the periods ended September 30, 2017 and 2016:

	September 30, 2017			September 30, 2016 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	1,220	18,594	19,814	957	16,499	17,456
Costs	(249)	(13,064)	(13,313)	(203)	(11,780)	(11,983)
Gross Profit	971	5,530	6,501	754	4,719	5,473
Net gain from fair value adjustment of investment properties	2,521	922	3,443	1,070	336	1,406
General and administrative expenses	(197)	(813)	(1,010)	(152)	(702)	(854)
Selling expenses	(92)	(3,470)	(3,562)	(87)	(3,083)	(3,170)
Other operating results, net	(27)	36	9	(12)	(56)	(68)
Profit from operations	3,176	2,205	5,381	1,573	1,214	2,787
Share of profit / (loss) of joint ventures and associates	487	(101)	386	48	(47)	1
Segment profit	3,663	2,104	5,767	1,621	1,167	2,788
Reportable assets	48,213	180,774	228,987	40,567	149,755	190,322
Reportable liabilities	-	(159,846)	(159,846)	-	(134,526)	(134,526)
Net reportable assets	48,213	20,928	69,141	40,567	15,229	55,796

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the periods ended September 30, 2017 and 2016:

	September 30, 2017
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues	850	122	34	214	-	-	1,220
Costs	(85)	(7)	(10)	(147)	-	-	(249)
Gross profit	765	115	24	67	-	-	971
Net gain from fair value adjustment of investment properties	2,044	280	197	-	-	-	2,521
General and administrative expenses	(66)	(9)	(19)	(39)	(21)	(43)	(197)
Selling expenses	(49)	(8)	(3)	(28)	-	(4)	(92)
Other operating results, net	(9)	6	(18)	(2)	(3)	(1)	(27)
Profit / (Loss) from operations	2,685	384	181	(2)	(24)	(48)	3,176
Share of profit of joint ventures and associates	-	12	2	-	113	360	487
Segment profit / (loss)	2,685	396	183	(2)	89	312	3,663

Investment properties	30,912	8,031	4,938	-	-	-	43,881
Property, plant and equipment	57	40	-	159	54	-	310
Trading properties	-	-	614	-	-	-	614
Goodwill	1	36	-	-	-	-	37
Right to receive future units under barter agreements	-	-	44	-	-	-	44
Inventories	26	1	-	11	-	-	38
Investments in joint ventures and associates	-	125	141	-	705	2,318	3,289
Operating assets	30,996	8,233	5,737	170	759	2,318	48,213

	September 30, 2016 (recast)
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues	682	101	1	173	-	-	957
Costs	(74)	(8)	(5)	(116)	-	-	(203)
Gross profit / (Loss)	608	93	(4)	57	-	-	754
Net gain from fair value adjustment of investment properties	886	147	37	-	-	-	1,070
General and administrative expenses	(49)	(6)	(11)	(31)	(22)	(33)	(152)
Selling expenses	(42)	(15)	(3)	(22)	-	(5)	(87)
Other operating results, net	(9)	5	(3)	-	(4)	(1)	(12)
Profit / (Loss) from operations	1,394	224	16	4	(26)	(39)	1,573
Share of profit / (loss) of joint ventures and associates	-	12	7	-	(24)	53	48
Segment profit / (loss)	1,394	236	23	4	(50)	14	1,621

Investment properties	27,479	5,950	4,062	-	-	-	37,491
Property, plant and equipment	50	33	2	153	2	-	240
Trading properties	-	-	616	-	-	-	616
Goodwill	7	86	-	-	-	-	93
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	21	-	1	9	-	-	31
Investments in joint ventures and associates	-	53	69	-	116	1,768	2,006
Operating assets	27,557	6,122	4,840	162	118	1,768	40,567

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of business of Group’s operations center in Israel for the periods ended September 30, 2017 and 2016:

	September 30, 2017
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	997	13,182	4,226	-	189	18,594
Costs	(250)	(9,813)	(2,991)	-	(10)	(13,064)
Gross profit	747	3,369	1,235	-	179	5,530
Net gain from fair value adjustment of investment properties	922	-	-	-	-	922
General and administrative expenses	(83)	(202)	(382)	-	(146)	(813)
Selling expenses	(26)	(2,600)	(826)	-	(18)	(3,470)
Other operating results, net	22	(78)	145	-	(53)	36
Profit/ (Loss) from operations	1,582	489	172	-	(38)	2,205
Share of (loss) / profit of joint ventures and associates	(210)	4	-	-	105	(101)
Segment profit	1,372	493	172	-	67	2,104

Operating assets	83,752	37,486	32,601	8,652	18,283	180,774
Operating liabilities	(66,424)	(26,196)	(25,996)	-	(41,230)	(159,846)
Operating assets / (liabilities), net	17,328	11,290	6,605	8,652	(22,947)	20,928

	September 30, 2016 (recast)
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	1,049	11,467	3,841	-	142	16,499
Costs	(411)	(8,716)	(2,565)	-	(88)	(11,780)
Gross profit	638	2,751	1,276	-	54	4,719
Net gain from fair value adjustment of investment properties	336	-	-	-	-	336
General and administrative expenses	(63)	(149)	(355)	-	(135)	(702)
Selling expenses	(19)	(2,202)	(851)	-	(11)	(3,083)
Other operating results, net	-	(15)	(7)	-	(34)	(56)
Profit / (Loss) from operations	892	385	63	-	(126)	1,214
Share of (loss) / profit of joint ventures and associates	(101)	-	-	-	54	(47)
Segment profit / (loss)	791	385	63	-	(72)	1,167

Operating assets	59,901	29,121	27,455	4,793	28,485	149,755
Operating liabilities	(48,387)	(23,034)	(21,780)	-	(41,325)	(134,526)
Operating assets / (liabilities), net	11,514	6,087	5,675	4,793	(12,840)	15,229

The following tables present a reconciliation between the total profit / (loss) from operations as per segment information and the profit / (loss) from operations as per the Statements of Income:
	September 30, 2017
	Total as per segment information	Joint ventures	Expenses and collective promotion funds	Elimination of inter-segment transactions	Total as per statement of income
Revenues	19,814	(11)	413	(3)	20,213
Costs	(13,313)	4	(419)	1	(13,727)
Gross profit	6,501	(7)	(6)	(2)	6,486
Net gain from fair value adjustments of investment properties	3,443	(39)	-	-	3,404
General and administrative expenses	(1,010)	12	-	3	(995)
Selling expenses	(3,562)	1	-	-	(3,561)
Other operating results, net	9	16	-	(1)	24
Profit from operations	5,381	(17)	(6)	-	5,358
Share of profit of joint ventures and associates	386	12	-	-	398
Profit before financial results and income tax	5,767	(5)	(6)	-	5,756

IRSA Inversiones y Representaciones Sociedad Anónima

	September 30, 2016 (recast)
	Total as per segment information	Joint ventures	Expenses and collective promotion funds	Elimination of inter-segment transactions	Total as per statement of income
Revenues	17,456	(9)	341	(1)	17,787
Costs	(11,983)	5	(348)	-	(12,326)
Gross profit	5,473	(4)	(7)	(1)	5,461
Net gain from fair value adjustment of investment properties	1,406	(10)	-	-	1,396
General and administrative expenses	(854)	1	-	1	(852)
Selling expenses	(3,170)	1	-	-	(3,169)
Other operating results, net	(68)	(1)	-	-	(69)
Profit from operations	2,787	(13)	(7)	-	2,767
Share of profit of joint ventures and associates	1	8	-	-	9
Profit before financial results and income tax	2,788	(5)	(7)	-	2,776

The following tables present a reconciliation between total segment assets as per segment information of Operations Centers in Argentina and Israel and total assets as per the Statement of Financial Position.

	September 30, 2017			September 30, 2016 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total
Total assets based on segment information	48,213	180,774	228,987	40,567	149,755	190,322
Proportionate share in assets per segment of joint ventures	(954)	-	(954)	(773)	-	(773)
Investment in joint ventures (1)	689	-	689	613	-	613
Other non-reportable assets (2)	10,649	-	10,649	7,477	-	7,477
Total assets as per Statement of Financial Position	58,597	180,774	239,371	47,884	149,755	197,639

(1)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)
Includes deferred income tax asset, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for right to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 21, as of September 30, 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with significant non-controlling interests to the Group.

	As of September 30, 2017							Period ended September 30, 2017
	Direct interest of non-controlling interest %	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	Book value of non-controlling interests	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive profit / (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financing activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
Elron	49.68%	1,450	1,111	143	14	2,404	1,793	-	(145)	(61)	(132)	(79)	105	22	48	-
PBC	35.56%	18,273	62,451	10,507	54,395	15,822	12,354	997	(171)	(356)	426	571	(2,565)	2,073	79	-
Cellcom	57.74%	12,444	17,925	8,595	16,446	5,328	3,720	4,226	53	-	35	1,120	(1,103)	844	861	-
Shufersal	45.81%	11,634	23,549	13,442	13,055	8,686	5,366	13,182	312	(22)	189	307	(360)	809	756	-

	As of June 30, 2017							Period ended September 30, 2016 (recast)
	Direct interest of non-controlling interest %	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	Book value of non-controlling interests	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive profit / (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financing activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
Elron	49.68%	1,669	1,183	162	9	2,681	1,975	-	(60)	45	(45)	(52)	(109)	-	(161)	-
PBC	35.56%	15,391	64,345	10,197	53,713	15,826	11,161	1,049	97	142	209	485	105	(56)	534	-
Cellcom	57.74%	12,163	18,273	8,171	16,928	5,337	3,706	3,841	(19)	-	(11)	762	(385)	747	1,124	-
Shufersal	39.33%	14,124	23,482	16,256	12,984	8,366	3,840	11,467	220	(19)	131	937	(384)	(400)	153	-

IRSA Inversiones y Representaciones Sociedad Anónima

8.
Investments in associates and joint ventures

Changes in the Group’s investments in associates for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	September 30, 2017	June 30, 2017
Beginning of the period / year	4,575	14,429
Increase in equity interest in associates	35	1,102
Issuance of capital and contributions	44	46
Capital reduction	(97)	(32)
Share of profit	427	85
Cumulative translation adjustment	(32)	(210)
Cash dividends (i)	(11)	(185)
Reclassification to held for sale	(44)	(10,709)
Others	-	49
End of the period / year (ii)	4,897	4,575

(i) During the period ended September 30, 2017 the balance corresponds to Condor. During the fiscal year ended June 30, 2017 the balance corresponds: Ps. 101 to Emco, Ps. 36 to Aviareps AG, Ps. 22 to Condor, Ps. 19 to Manibil and Ps. 7 to Millenium.
(ii) As of June 30, 2017 includes Ps. (72) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 18).

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	September 30, 2017	June 30, 2017
Beginning of the period / year	3,238	2,406
Decrease for control obtainment	-	(59)
Incorporated by business combination	-	107
Capital contributions	12	114
Share of (loss) / profit	(29)	293
Cumulative translation adjustment	(4)	442
Cash dividends (i)	-	(65)
Liquidation distribution (ii)	(65)	-
End of the period / year	3,152	3,238

(i)
During the fiscal year ended June 30, 2017 the balance corresponds: Ps. 36 to Manaman, Ps. 12 to NPSF, Ps. 9 to LRSA, Ps. 7 to Cyrsa S.A. and Ps. 1 to Baicom.
(ii) It corresponds to the distribution following the partial liquidation of Baicom.

IRSA Inversiones y Representaciones Sociedad Anónima

The table below lists additional information about the Group’s investments in associates:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income / (loss)		% ownership interest		Latest financial statements issued
				September 30, 2017	June 30, 2017	September 30, 2017	September 30, 2016 (recast)	September 30, 2017	June 30, 2017	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
New Lipstick (1)	U.S.A.	Real estate	N/A	39	(72)	111	(46)	49.9%	49.9%	N/A	(*) (24)	(*) (159)
BHSA	Argentina	Financial	448,689,072	2,064	1,693	371	39	29.9%	29.9%	(***) 1,500	(***) 625	(***) 6,681
Condor	U.S.A.	Hotel	3,337,613	657	634	30	25	28.6%	28.7%	N/A	(*) 5	(*) 100
PBEL	India	Real estate	450,000	663	768	(60)	(42)	45.4%	45.4%	(**) 1	(**) (40)	(**) (592)
Other associates				1,474	1,552	(57)	265	-	-	N/A	N/A	N/A
				4,897	4,575	395	241

(1) Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is built and, to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.
(*) Amounts in millions of US Dollar under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**) Amounts in millions of NIS.
(***) Information as of June 30, 2017 according to BCRA's standards. For the purpose of the valuation of the investment in the Company, preliminary figures as of September 30, 2017 have been considered with the necessary IFRS adjustments.

The table below lists additional information about the Group’s investments in joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income / (loss)		% ownership interest		Latest financial statements issued
				September 30, 2017	June 30, 2017	September 30, 2017	September 30, 2016 (recast)	September 30, 2017	June 30, 2017	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Quality	Argentina	Real estate	81,814,342	507	482	17	4	50.00%	50.00%	164	36	1,007
La Rural SA	Argentina	Events and others	714,498	124	113	11	11	50.00%	50.00%	1	32	59
Mehadrin	Israel	-	1,509,889	1,245	1,312	(67)	(38)	45.41%	45.41%	(*) 3	(*) (9)	(*) 527
Other joint ventures			-	1,276	1,331	6	13	-	-	N/A	N/A	N/A
				3,152	3,238	(33)	(10)

(*) Amounts in millions of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	Period ended September 30, 2017				Year ended June 30, 2017
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	89,301	7,647	3,005	99,953	82,703
Additions	415	4	277	696	2,651
Financial cost charged	-	-	-	-	3
Capitalized leasing costs	7	-	-	7	24
Amortization of capitalized leasing costs (i)	(1)	-	-	(1)	(2)
Transfers	(4)	4	-	-	-
Transfers from property, plant and equipment	-	-	-	-	156
Transfers to trading properties	(351)	-	-	(351)	(14)
Transfers to assets held for sale	-	-	-	-	(71)
Reclassifications previous periods	-	-	-	-	(224)
Disposals due to sales	(26)	-	-	(26)	(220)
Cumulative translation adjustment	(596)	(47)	(61)	(704)	10,494
Fair value adjustment	3,902	(36)	(462)	3,404	4,453
Fair value at the end of the period / year	92,647	7,572	2,759	102,978	99,953

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

The following amounts have been recognized in the Statements of Income:
	September 30, 2017	September 30, 2016 (recast)
Rental and services income	2,454	1,946
Direct operating expenses	(654)	(615)
Development expenditures	(35)	(4)
Net realized gain from fair value adjustment of investment properties	24	19
Net unrealized gain from fair value adjustment of investment properties	3,380	1,377

Valuation techniques are described in Note 10 to the Consolidated Financial Statements as of June 30, 2017. There were no changes to the valuation techniques.

10.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended September 30, 2017					Year ended June 30, 2017
	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	17,573	4,614	8,156	1,973	32,316	25,839
Accumulated depreciation	(1,418)	(1,152)	(1,994)	(639)	(5,203)	(1,790)
Net book amount at the beginning of the year	16,155	3,462	6,162	1,334	27,113	24,049
Additions	194	173	273	233	873	2,751
Disposals	-	-	(39)	(9)	(48)	(241)
Reclassification to assets held for sale	-	-	-	-	-	(1,557)
Impairment / recovery	(31)	-	-	-	(31)	12
Cumulative translation adjustment	4	-	(6)	3	1	5,013
Transfers to investment properties	-	-	-	-	-	(156)
Depreciation charges (i)	(174)	(168)	(299)	(132)	(773)	(2,758)
Balances at the end of the period / year	16,148	3,467	6,091	1,429	27,135	27,113
Costs	17,789	4,801	8,409	2,212	33,211	32,316
Accumulated depreciation	(1,641)	(1,334)	(2,318)	(783)	(6,076)	(5,203)
Net book amount at the end of the period / year	16,148	3,467	6,091	1,429	27,135	27,113

(i)
As of September 30, 2017, depreciation charges of property, plant and equipment were recognized as follows: Ps. 462 in "Costs", Ps. 39 in "General and administrative expenses" and Ps. 272 in "Selling expenses", respectively in the statement of income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	Period ended September 30, 2017				Year ended June 30, 2017
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	801	3,972	1,008	5,781	4,971
Additions	-	347	26	373	1,229
Financial costs capitalized	-	1	-	1	-
Cumulative translation adjustment	40	24	(3)	61	971
Transfers	141	(83)	(57)	1	-
Transfers from intangible assets	3	-	-	3	13
Transfers from investment properties	351	-	-	351	14
Disposals	(34)	-	-	(34)	(1,417)
End of the period / year	1,302	4,261	974	6,537	5,781

	September 30, 2017	June 30, 2017
Non-current	3,204	4,532
Current	3,333	1,249
Total	6,537	5,781

12.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended September 30, 2017							Year ended June 30, 2017
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	2,778	4,029	1,002	4,746	2,103	1,659	16,317	12,979
Accumulated amortization	-	(75)	(210)	(2,184)	(814)	(647)	(3,930)	(1,216)
Net book amount at the beginning of the period / year	2,778	3,954	792	2,562	1,289	1,012	12,387	11,763
Additions	-	-	-	22	119	40	181	612
Disposals	-	-	-	-	-	-	-	(52)
Reclassifications previous periods	-	-	-	-	-	-	-	31
Transfers to assets held for sale	-	-	-	-	-	-	-	(182)
Transfers to trading properties	-	-	-	-	-	(3)	(3)	(13)
Assets incorporated by business combination	-	-	-	-	-	-	-	26
Cumulative translation adjustment	(8)	(1)	(2)	(18)	-	(14)	(43)	2,284
Amortization charges (i)	-	(9)	(18)	(229)	(114)	(94)	(464)	(2,082)
Balances at the end of the period / year	2,770	3,944	772	2,337	1,294	941	12,058	12,387
Costs	2,770	4,029	1,000	4,770	2,232	1,690	16,491	16,317
Accumulated amortization	-	(85)	(228)	(2,433)	(938)	(749)	(4,433)	(3,930)
Net book amount at the end of the period / year	2,770	3,944	772	2,337	1,294	941	12,058	12,387

(i)
As of September 30, 2017, amortization charges were recognized in the amount of Ps. 108 in "Costs", Ps. 97 in "General and administrative expenses" and Ps. 259 in "Selling expenses", in the statement of income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2017.

 Financial assets and financial liabilities as of September 30, 2017 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	15,629	-	-	2,251	17,880	4,079	21,959
Investments in financial assets:
- Public companies’ securities	-	2,174	-	110	2,284	-	2,284
- Private companies’ securities	-	-	-	787	787	-	787
- Deposits	1,316	14	-	-	1,330	-	1,330
- Mutual funds	-	4,787	-	-	4,787	-	4,787
- Bonds	-	7,693	363	-	8,056	-	8,056
- Others	-	119	-	-	119	-	119
Derivative financial instruments:
- Foreign-currency future contracts	-	-	23	-	23	-	23
- Swaps	-	-	4	-	4	-	4
- Others	-	-	19	-	19	-	19
Restricted assets	1,721	-	-	-	1,721	-	1,721
Financial assets held for sale:
- Clal	-	8,653	-	-	8,653	-	8,653
Cash and cash equivalents:
- Cash at bank and on hand	8,017	-	-	-	8,017	-	8,017
- Short-term investments	14,729	3,286	-	-	18,015	-	18,015
Total assets	41,412	26,726	409	3,148	71,695	4,079	75,774

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables	14,774	-	-	-	14,774	6,923	21,697
Borrowings (excluding finance leases)	139,222	-	-	-	139,222	-	139,222
Derivative financial instruments:
- Foreign-currency future contracts	-	-	27	-	27	-	27
- Swaps	-	-	14	-	14	-	14
- Others	-	5	-	14	19	-	19
- Forwards	-	-	110	-	110	-	110
Total liabilities	153,996	5	151	14	154,166	6,923	161,089

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17).

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2017
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	16,575	-	-	2,156	18,731	3,819	22,550
Investments in financial assets:
- Public companies’ securities	-	1,665	-	82	1,747	-	1,747
- Private companies’ securities	-	16	-	964	980	-	980
- Deposits	1,235	13	-	-	1,248	-	1,248
- Mutual funds	-	3,855	-	-	3,855	-	3,855
- Bonds	-	4,719	425	-	5,144	-	5,144
- Others	-	749	-	-	749	-	749
Derivative financial instruments:
- Warrants	-	-	26	-	26	-	26
- Foreign-currency future contracts	-	-	27	-	27	-	27
- Swaps	-	-	29	-	29	-	29
Restricted assets	954	-	-	-	954	-	954
Financial assets held for sale:
- Clal	-	8,562	-	-	8,562	-	8,562
Cash and cash equivalents:
- Cash at bank and on hand	8,529	-	-	-	8,529	-	8,529
- Short term investments	14,510	1,815	-	-	16,325	-	16,325
Total assets	41,803	21,394	507	3,202	66,906	3,819	70,725

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables	16,166	-	-	-	16,166	7,713	23,879
Borrowings (excluding finance leases)	129,412	-	-	-	129,412	-	129,412
Derivative financial instruments:
- Foreign-currency future contracts	-	-	5	-	5	-	5
- Forwards	-	5	152	10	167	-	167
Total liabilities	145,578	5	157	10	145,750	7,713	153,463

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2017.

As of September 30, 2017, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables - Cellcom	Discounted cash flows	Discount interest rate.	Level 3	3.3
Interest rate swaps	Cash flows - Theoretical price	Interest rate futures contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).	Level 3	Underlying asset price 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve)	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).	Level 2	Underlying asset price 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of September 30, 2017 and June 30, 2017:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Forwards	Investments in financial assets - Private companies’ Securities	Trade and other receivables	Total as of September 30, 2017	Total as of June 30, 2017
Balances at beginning of the period / year	82	(10)	964	2,156	3,192	(7,105)
Additions and acquisitions	-	-	9	572	581	1,761
Transfer to level 1 (i)	-	-	(110)	,	(110)	-
Transfer to current trade and other receivables	-	-	-	(477)	(477)	(1,874)
Cumulative translation adjustment	4	(4)	(28)	-	(28)	875
Reclassification to liabilities held for sale	-	-	-	-	-	11,272
Write off	-	-	-	-	-	(782)
Gain / (loss) for the period / year (ii)	24	-	(48)	-	(24)	(955)
Balances at the end of the period / year	110	(14)	787	2,251	3,134	3,192

(i)
The group transferred a financial asset measured at fair value from level 3 to level 1, because it began trading in the stock exchange.
(ii)
Included within “Financial results, net” in the Statements of Income.

Clal

As mentioned in Note 14 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. On August 30, 2017, IDBD sold an additional 5% of its equity interest in Clal through a swap transaction, based on the same principles that were applied to the swap transaction mentioned in Note 14 to the Consolidated Financial Statements as of June 30, 2017. The consideration for the transaction amounted to around NIS 152.5 (equivalent to approximately Ps. 762 as of the transaction date). Following completion of the transaction, IDBD’s interest in Clal was reduced from 49.9% to 44.9% of its capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2017 and June 30, 2017 are as follows:

	September 30, 2017			June 30, 2017
	Non-current	Current	Total	Non-current	Current	Total
Sale, leases and services receivables	2,355	12,694	15,049	2,258	13,869	16,127
Less: Allowance for doubtful accounts	-	(331)	(331)	(4)	(308)	(312)
Total trade receivables	2,355	12,363	14,718	2,254	13,561	15,815
Prepaid expenses	1,685	770	2,455	1,669	863	2,532
Borrowings, deposits and other debit balances	842	1,954	2,796	893	1,485	2,378
Advances to suppliers	-	981	981	-	825	825
Tax receivables	107	94	201	86	130	216
Others	96	381	477	72	400	472
Total other receivables	2,730	4,180	6,910	2,720	3,703	6,423
Total trade and other receivables	5,085	16,543	21,628	4,974	17,264	22,238

Movements on the Group’s allowance for doubtful accounts were as follows:

	September 30, 2017	June 30, 2017
Beginning of the period / year	312	173
Additions	56	234
Recoveries	(7)	(11)
Cumulative translation adjustment	1	182
Receivables written off during the period/year as uncollectable	(31)	(266)
End of the period / year	331	312

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

15.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2017 and 2016:
	Note	September 30, 2017	September 30, 2016 (recast)
Profit for the period		74	344
(Loss) / Profit for the period from discontinued operations		(13)	351
Adjustments for:
Income tax	19	1,240	592
Amortization and depreciation	21	1,237	1,113
Loss from disposal of property, plant and equipment		22	7
Net gain from fair value adjustment of investment properties		(3,404)	(1,396)
Share-based compensation		19	25
Gain from disposal of subsidiary		(136)	-
Capitalized leasing costs		(7)	(2)
Other financial results, net		4,895	1,363
Provisions and allowances		(41)	13
Share of profit of associates and joint ventures	8	(398)	(9)
Changes in operating assets and liabilities:
Decrease in inventories		665	478
Decrease in trading properties		99	63
Decrease / (Increase) in trade and other receivables		988	(124)
Decrease in trade and other payables		(2,261)	(87)
Decrease in salaries and social security liabilities		(50)	(55)
Decrease in provisions		(162)	(2)
Net cash generated by continuing operating activities before income tax paid		2,767	2,674
Net cash generated by discontinued operating activities before income tax paid		66	98
Net cash generated by operating activities before income tax paid		2,833	2,772

IRSA Inversiones y Representaciones Sociedad Anónima

The following tables show a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2017 and 2016:
	September 30, 2017	September 30, 2016 (recast)
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	12
Decrease in trade and other payables through a decrease in financial assets	-	13
Increase in investment properties through an increase in trade and other payables	66	85
Increase in restricted assets through an increase in borrowings	-	1,322

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale:

September 30, 2016 (recast)
Property, plant and equipment	12
Intangible assets	4
Investments in associates and joint ventures	11,401
Deferred income tax	(18)
Trade and other receivables	(56)
Income tax and MPIT credit	(1)
Group of assets held for sale	(11,494)
Trade and other payables	(17)
Salaries and social security liabilities	(8)
Borrowings	(11,256)
Provisions	2
Income tax and MPIT liabilities	2
Group of liabilities held for sale	11,369
Net amount of non-cash assets incorporated / held for sale	(60)
Cash and cash equivalents	5
Non-controlling interest	36
Goodwill not yet allocated	(82)
Net amount of assets incorporated / held for sale	(101)
Interest held before acquisition	59
Seller financing	17
Cash and cash equivalents incorporated / held for sale	(5)
Net outflow of cash and cash equivalents / assets and liabilities held for sale	(30)

16.
Trade and other payables

Group’s trade and other payables as of September 30, 2017 and June 30, 2017 were as follows:

	September 30, 2017			June 30, 2017
	Non-current	Current	Total	Non-current	Current	Total
Trade payables	1,333	11,874	13,207	2,067	12,726	14,793
Sales, rental and services payments received in advance	-	4,047	4,047	-	4,339	4,339
Construction obligations	658	558	1,216	873	353	1,226
Accrued invoices	-	790	790	-	633	633
Deferred income	73	-	73	73	-	73
Total trade payables	2,064	17,269	19,333	3,013	18,051	21,064
Dividends payable to non-controlling shareholders	-	53	53	-	251	251
Tax payables	-	135	135	-	510	510
Construction obligations	-	320	320	-	343	343
Non-current other payables	63	1,793	1,856	27	1,684	1,711
Total other payables	63	2,301	2,364	27	2,788	2,815
Total trade and other payables	2,127	19,570	21,697	3,040	20,839	23,879

The fair value of payables approximate their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2017 and June 30, 2017 was as follows:

	September 30, 2017			June 30, 2017
	Non-current	Current	Total	Non-current	Current	Total
NCN	103,513	15,460	118,973	92,394	16,023	108,417
Bank loans	15,091	2,837	17,928	9,924	2,088	12,012
Non-recourse loans	-	-	-	7,025	-	7,025
Bank overdrafts	-	451	451	-	91	91
Other borrowings (i)	1,736	140	1,876	146	1,724	1,870
Total borrowings	120,340	18,888	139,228	109,489	19,926	129,415

(i) Includes finance leases in the amount of Ps. 6 as of September 30, 2017 and Ps. 4 as of June 30, 2017.

Borrowings’ fair value as of September 30, 2017 and June 30, 2017, was as follows:

	September 30, 2017			June 30, 2017
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total
NCN	14,714	107,040	121,754	10,647	99,517	110,164
Bank loans	1,062	17,539	18,601	1,030	11,018	12,048
Bank overdrafts	452	-	452	77	14	91
Non-recourse loans	-	-	-	-	6,930	6,930
Other borrowings	226	1,622	1,848	204	1,624	1,828
Total borrowings	16,454	126,201	142,655	11,958	119,103	131,061

Operations Center in Argentina

IRSA CP: On September 5, 2017 Class III and IV NCN were tendered under the Program approved for up to US$ 500 for a nominal value of US$ 140 to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 5.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 14, 2020. The settlement took place on September 12, 2017. The offering of Class III NCN was declared vacant.

Operations Center in Israel

IDBD: In July 2017, IDBD made a public offering of approximately NIS 642.1 nominal value of corporate notes (Series N), the corporate notes accrue interest at a 5% annual rate. Taking into account the issue costs, the net consideration reflects an effective interest rate of 5.3% per year. Principal will be canceled in only one installment due on December 30, 2022 and interest will be payable on a quarterly basis. IDBD is entitled to redeem corporate notes, in whole or in part, through an early redemption in accordance with the provisions of the issue prospectus. To secure full compliance with all commitments, IDBD has pledged around 60.4 million of shares of DIC with a single first lien and in guarantee by means of the lien, in an unlimited amount, in favor of the trustee for the benefit of corporate note-holders.

DIC: On September 28, 2017 DIC offered the holders of NCN Series F to swap their notes for NCN Series J. NCN Series J terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of NCN Series F and recognized a new financial commitment at fair value for NCN Series J. As a result of the swap, DIC recorded a loss resulting from the difference between the NCN Series F cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Financial costs” (Note 23).

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Provision allowances

The table below shows the movements in the Group's provisions categorized by type:

	Period ended September 30, 2017						Year ended June 30, 2017
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Onerous contracts	Other provisions	Total	Total
Beginning of period / year	821	72	140	220	580	1,833	1,571
Additions	55	-	-	-	(31)	24	502
Incorporated by business combination	-	-	-	-	-	-	2
Recovery	(28)	(72)	(48)	(14)	-	(162)	(319)
Used during the period / year	(8)	-	-	-	-	(8)	(219)
Currency translation adjustment	2	-	(4)	(1)	(31)	(34)	296
End of period / year	842	-	88	205	518	1,653	1,833

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
As of June 30, 2017 corresponds to the equity interest in New Lipstick with negative equity.

There were no significant changes to the processes mentioned in Note 19 to the Consolidated Financial Statements as of June 30, 2017.

19.
Taxes

The details of the provision for the Group’s income tax, is as follows:

	September 30, 2017	September 30, 2016 (recast)
Current income tax	(193)	(160)
Deferred income tax	(1,047)	(432)
Income tax from continuing operations	(1,240)	(592)

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2017 and 2016:

	September 30, 2017	September 30, 2016 (recast)
Loss from continuing operations at tax rate applicable in the respective countries	(593)	(676)
Permanent differences:
Share of profit of associates and joint ventures	65	198
Unrecognized tax loss carryforwards (i)	(800)	(131)
Change of income tax rate	-	65
Non-taxable profit / (loss), non-deductible expenses and others	88	(48)
Income tax from continuing operations	(1,240)	(592)
(i)
Corresponds principally to holding companies in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

The gross movement in the deferred income tax account is as follows:

	September 30, 2017	June 30, 2017
Beginning of period / year	(22,739)	(19,099)
Incorporated by business combination	-	(6)
Reclassification to liabilities held for sale	-	(12)
Use of tax loss carryforwards	(184)	(171)
Change of income tax rate	-	529
Reclassification previous periods	-	59
Cumulative translation adjustment	9	(1,440)
Deferred income tax expense	(1,047)	(2,599)
End of period / year	(23,961)	(22,739)

20.
Revenues
	September 30, 2017	September 30, 2016 (recast)
Revenue from supermarkets	13,187	11,535
Income from communication services	3,224	2,942
Rental and services income	2,454	1,946
Sale of communication equipment	1,059	959
Sale of trading properties and development	64	221
Revenue from hotel operation and tourism services	225	184
Total Group’s revenues	20,213	17,787

21.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of September 30, 2017	Total as of September 30, 2016 (recast)
Cost of sale of goods and services	9,950	-	-	9,950	9,156
Salaries, social security costs and other personnel expenses	1,144	403	1,319	2,866	2,389
Depreciation and amortization	571	136	530	1,237	1,113
Fees and payments for services	403	179	463	1,045	958
Maintenance, security, cleaning, repairs and others	398	28	203	629	524
Advertising and other selling expenses	74	-	380	454	423
Taxes, rates and contributions	66	13	205	284	229
Interconnection and roaming expenses	457	-	-	457	422
Fees to other operators	518	-	-	518	362
Director´s fees	-	53	-	53	38
Leases and service charges	10	2	32	44	11
Allowance for doubtful accounts, net	-	4	45	49	49
Other expenses	136	177	384	697	673
Total as of September 30, 2017	13,727	995	3,561	18,283
Total as of September 30, 2016 (recast)	12,326	852	3,169		16,347

IRSA Inversiones y Representaciones Sociedad Anónima

22.
Other operating results, net
	September 30, 2017	September 30, 2016 (recast)
Gain from disposal of subsidiary	136	-
Donations	(17)	(11)
Lawsuits and other contingencies (1)	(5)	(4)
Others	(90)	(54)
Total other operating results, net	24	(69)

(1) Includes legal costs and expenses.

23.
Financial results, net
	September 30, 2017	September 30, 2016 (recast)
Finance income:
- Interest income	173	180
- Foreign exchange gain	98	53
- Dividends income	24	24
- Other finance income	-	23
Total finance income	295	280
Finance costs:
- Interest expenses	(2,011)	(1,708)
- Loss on debt swap (Note 17)	(2,228)	-
- Foreign exchange loss	(629)	(202)
- Other finance costs	(175)	(121)
Total finance costs	(5,043)	(2,031)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	300	232
- (Loss) / Gain on derivative financial instruments, net	(7)	30
Total other financial results	293	262
Total financial results, net	(4,455)	(1,489)

24.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 9 Investment properties and Note 10 Property, plant and equipment
Exhibit B - Intangible assets	Note 12 Intangible assets
Exhibit C - Equity investments	Note 8 Equity interest in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 11 Trading properties and Note 21 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 26 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2017:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	(1)
	Leases and/or rights of use	-	-	-	2	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	2	-	-	-	-
Manibil S.A.	Contributions in advance	-	-	43	-	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-	-
	Borrowings	-	-	-	174	-	-	-	-
Condor	Dividends receivables	-	-	-	9	-	-	-	-
	Public companies securities	110	-	-	-	-	-	-	-
Tarshop	Leases and/or rights of use	-	-	-	4	-	(1)	-	-
Total associates		110	-	43	195	-	(2)	-	(1)
Cyrsa	Borrowings	-	-	-	-	-	-	-	(5)
Baicom Networks S.A.	Distribution pending				65
Mehadrin	Commissions	-	-	-	-	-	(5)	-	-
LRSA	Leases and/or rights of use	-	-	27	16	-	(1)	-	-
	Reimbursement of expenses				1
NPSF	Share-based compensation plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(4)
	Advertising spaces	-	-	-	-	-	(1)	-	-
Quality	Management fees	-	-	-	5	-	-	-	-
Total joint ventures		-	-	27	88	-	(7)	-	(9)
Cresud	Reimbursement of expenses	-	-	-	-	-	(23)	-	-
	Corporate services	-	-	-	-	-	(30)	-	-
	NCN	-	250	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	4	-	-	-	-
	Long-term incentive plan	-	-	-	-	-	(2)	-	-
Total parent company		-	250	-	4	-	(55)	-	-
Carnes Pampeanas	Other Liabilities	-	-	-	-	-	-	-	-
Consultores Asset Management	Reimbursement of expenses	-	-	-	4	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
Export. Agroindustriales Arg.	Other liabilities						(4)
IFISA	Borrowings	-	-	-	1,366	-	-	-	-
Taaman	Leases and/or rights of use	-	-	-	-	-	(24)	-	-
Willifood	NCN	-	-	-	-	-	(33)	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	1	-	-	-	-
Directors	Fees	-	-	-	-	(8)	(71)	-	-
Total others		-	-	-	1,371	(8)	(133)	-	-
Total as of 09.30.17		110	250	70	1,658	(8)	(197)	-	(10)

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the balances with related parties as of June 30, 2017:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	(2)
	Leases and/or rights of use	-	-	-	2	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	2	-	-	-	-
Manibil S.A.	Contributions in advance	-	-	83	1	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	5	-	-	-	-
Condor	Dividends receivables	-	-	-	8	-	-	-	-
	Public companies securities	82
Tarshop	Leases and/or rights of use	-	-	-	2	-	(1)	-	-
Total associates		82	-	83	20	-	(2)	-	(2)
Cyrsa	Borrowings	-	-	-	-	-	-	-	(5)
Mehadrin	Commissions	-	-	-	-	-	(5)	-	-
LRSA	Leases and/or rights of use	-	-	1	28	-	-	-	-
NPSF	Share-based compensation plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(4)
	Advertising spaces	-	-	-	-	-	(1)	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Management fees	-	-	-	1	-	-	-	-
Quality	Management fees	-	-	-	5	-	-	-	-
Total joint ventures		-	-	1	36	-	(6)	-	(9)
Cresud	Reimbursement of expenses	-	-	-	-	-	(36)	-	-
	Corporate services	-	-	-	-	-	(23)	-	-
	NCN	-	242	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	4	-	-	-	-
	Long-term incentive plan	-	-	-	-	-	(1)	-	-
Total parent company		-	242	-	4	-	(60)	-	-
Carnes Pampeanas	Other liabilities	-	-	-	-	-	-	-	-
Consultores Asset Management	Reimbursement of expenses	-	-	-	5	-	(3)	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(4)	-	-
IFISA	Borrowings	-	-	-	1,283	-	-	-	-
Taaman	Leases and/or rights of use	-	-	-	-	-	(24)	-	-
Willifood	NCN	-	-	-	-	-	(29)	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-	-
Directors	Fees	-	-	-	-	-	(44)	-	-
Total others		-	-	-	1,290	-	(104)	-	-
Total as of 06.30.17		82	242	84	1,350	-	(172)	-	(11)

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2017:

Related party	Leases and/or rights of use	Management fees	Sale of goods	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
BACS	3	-	-	-	-	-	-	-
Condor	-	-	-	-	-	6	-	-
Tarshop	5	-	-	-	-	-	-	-
Total associates	8	-	-	-	-	6	-	-
NPSF	-	1	-	-	-	-	-	-
Total joint ventures	-	1	-	-	-	-	-	-
Cresud	1	-	-	(52)	-	4	-	-
Total parent company	1	-	-	(52)	-	4	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(3)	-	-	-
Fundación IRSA	-	-	-	-	-	-	(4)	-
BHN Vida S.A.	1	-	-	-	-	-	-	-
Ramat Hanassi	-	4	-	-	-	4	-	-
Ispro - Mehadrín	-	-	-	31	-	-	-	-
Taaman	-	-	-	35	-	-	-	-
Willifood	-	-	-	70	-	-	-	-
IFISA	-	-	-	-	-	47	-	-
Directors	-	-	-	-	-	-	-	(2)
Senior Management	-	-	-	-	-	-	-	(3)
Total others	1	4	-	136	(3)	51	(4)	(5)
Total as of 09.30.17	10	5	-	84	(3)	61	(4)	(5)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2016:

Related party	Leases and/or rights of use	Management fees	Sale of goods	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
BHSA	1	-	-	-	-	(1)	-	-
BACS	2	-	-	-	-	8	-	-
Adama	-	-	-	34	-	-	-	-
Condor	-	-	-	-	-	115	-	-
Tarshop	4	-	-	-	-	-	-	-
Total associates	7	-	-	34	-	122	-	-
Cyrsa S.A.	-	-	-	-	-	(1)	-	-
NPSF	(1)	1	-	-	-	-	-	-
Total joint ventures	(1)	1	-	-	-	(1)	-	-
Cresud	-	-	-	(44)	-	11	-	-
Total parent company	-	-	-	(44)	-	11	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(2)	-	-	-
LRSA	5	-	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	(2)	-
IFISA	-	-	-	-	-	26	-	-
Directors	-	-	-	-	-	-	-	(45)
Senior Management	-	-	-	-	-	-	-	(3)
Total others	5	-	-	-	(2)	26	(2)	(48)
Total as of 09.30.16	11	1	-	(10)	(2)	158	(2)	(48)

IRSA Inversiones y Representaciones Sociedad Anónima
26.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Exchange rate (3)	Total as of 09.30.17	Amount (2)	Exchange rate (3)	Total as of 06.30.17
Assets
Trade and other receivables
US Dollar	74	17.210	1,279	35	16.530	572
Euros	8	20.294	160	9	18.848	172
Receivables with related parties:
US Dollar	48	17.310	837	52	16.630	855
Total trade and other receivables			2,276			1,599
Restricted assets
US Dollar	-	17.210	-	2	16.530	41
Total Restricted assets			-			41
Investments in financial assets
US Dollar	146	17.210	2,508	61	16.530	1,014
Pounds	1	23.036	19	1	21.486	18
Investments with related parties:
US Dollar	6	17.310	110	20	16.630	324
Total investments in financial assets			2,637			1,356
Derivative financial instruments
US Dollar	1	17.210	14	1	16.530	10
Derivative financial instruments with related parties:
US Dollar	-	17.310	-	2	16.630	26
Total Derivative financial instruments			14			36
Cash and cash equivalents
US Dollar	265	17.210	4,555	318	16.530	5,250
Euros	2	20.294	41	3	18.848	49
New Israel Shekel	-	4.770	-	-	4.770	1
Total Cash and cash equivalents			4,596			5,300
Total Assets			9,523			8,332

Liabilities
Trade and other payables
US Dollar	109	17.310	1,894	57	16.630	955
Euros	18	20.455	363	1	19.003	19
Payables to related parties:
US Dollar	1	17.310	23	1	16.630	21
Total Trade and other payables			2,280			995
Borrowings
US Dollar	1,197	17.310	20,726	1,123	16.630	18,683
Total Borrowings			20,726			18,683
Total Liabilities			23,006			19,678

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of the corresponding in foreign currency.
(3) Exchange rates as of September 30, 2017 and June 30, 2017, respectively according to Banco Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Groups of assets and liabilities held for sale

As mentioned in Note 4.F to the Consolidated Financial Statements as of June 30, 2017, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	September 30, 2017	June 30, 2017
Property, plant and equipment	1,646	1,712
Intangible assets	19	19
Investments in associates	77	33
Deferred income tax assets	57	57
Employee benefits	-	5
Income tax credits	-	10
Trade and other receivables	867	688
Cash and cash equivalents	153	157
Total group of assets held for sale	2,819	2,681
Trade and other payables	1,120	930
Salaries and social security liabilities	124	148
Employee benefits	110	52
Deferred income tax liability	24	10
Borrowings	644	715
Total group of liabilities held for sale	2,022	1,855
Total net assets held for sale	797	826

28.
Results from discontinued operations

The results from operations of Israir, Open Sky and IDB Tourism, and the share of profit of Adama and the finance costs associated to the non-recourse loan, until its sale in November 2016; have been reclassified in the Statements of Income under discontinued operations.

	September 30, 2017	September 30, 2016 (recast)
Revenues	1,362	900
Costs	(1,204)	(784)
Gross profit	158	116
General and administrative expenses	(57)	(52)
Selling expenses	(66)	(56)
Other operating results, net	(9)	7
Profit from operations	26	15
Share of profit of joint ventures and associates	9	164
Profit before financial results and income tax	35	179
Finance cost	(22)	(530)
Financial results, net	(22)	(530)
Profit / (Loss) before income tax	13	(351)
Income tax	-	-
Profit / (Loss) from discontinued operations	13	(351)

29.
Subsequent events

Sale of ADS issued by IRSA CP

During October 2017, IRSA completed the sale in the secondary market of 10,240,000 ordinary shares of IRSA CP, N.V. Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each (nearly 8.1% of IRSA CP capital). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.5%.

IRSA Inversiones y Representaciones Sociedad Anónima

IRSA CP Dividend

IRSA CP Shareholders’ Meeting, held on October 31, 2017, approved among others, the distribution of a cash dividend in the amount of Ps. 680, in addition to the Ps. 310 of advanced dividends approved by the Shareholders’ Meeting held April 5, 2017. The authority to effect payment was delegated to the Board of Directors, which on November 1, 2017 resolved to made it available to shareholders on November 14, 2017.

Furthermore, the Shareholders’ Meeting decided to appropriate the remaining undistributed earnings in the amount of Ps. 2,270 to a special reserve, since the statutory reserve is fully funded as provided by section 70 of Act 19,550, and section 5, chapter III, Title IV of the Argentine Securities and Exchange Commission Rules. The special reserve will be used for future dividends, new projects or pipeline projects or for any other purpose that the Company may consider in the future fiscal years, as part of a prudent and reasonable administration of the Company.

In addition, it decided to renew the empowerment onto the Board of Directors to expand the current US$ 500 (five hundred million US Dollars) program by an additional amount of US$ 100 (one hundred million US Dollars), in accordance with the resolutions adopted by the priors Shareholders’ Meetings on October 30, 2015 and October 31, 2016.

IRSA Dividend

IRSA Shareholders’ Meeting, held on October 31, 2017, approved among others, the distribution of a cash dividend in the amount of Ps. 1,400. The authority to effect payment was delegated to the Board of Directors, which on November 1, 2017 resolved to made it available to shareholders on November 14, 2017.

Furthermore, the Shareholders’ Meeting decided to appropriate the remaining undistributed earnings in the amount of Ps. 2,081 to a special reserve, since the statutory reserve is fully funded as provided by section 70 of Act 19,550, and section 5, chapter III, Title IV of the Argentine Securities and Exchange Commission Rules. The special reserve will be used for future dividends, new projects or pipeline projects or for any other purpose that the Company may consider in the future fiscal years, as part of a prudent and reasonable administration of the Company.

On the other hand, it resolved to empower the Board of Directors for the creation of a new global program for the issuance of simple NCN, either secured or unsecured or guaranteed by third parties, for a total amount of up to US$ 350 (three hundred and fifty million US Dollars) (or an equivalent amount in other currencies) given the expiration of the current program.

Early repayment of debt

On November 1, 2017, IDBD communicated its intention to repay all Series L debentures on November 28, 2017 before maturity by an amount of NIS 424 (or Ps. 2,022 as of the closing date of these Financial Statements).

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of September 30, 2017 and the unaudited condensed interim consolidated statements of income and comprehensive income for the three-month period ended September 30, 2017, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2017, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 69,706, which was not claimable at that date.

Autonomous City of Buenos Aires, November 8, 2017.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2017, and for the three-months periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2017, and June 30, 2017
(All amounts in millions of Argentine pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	06.30.17
ASSETS
Non-Current Assets
Investment properties	7	4,613	4,457
Property, plant and equipment	8	8	6
Trading properties	9	349	319
Intangible assets	10	21	21
Investments in subsidiaries, associates and joint ventures	6	30,159	29,450
Income tax and MPIT credit		133	133
Trade and other receivables	12	193	211
Total Non-Current Assets		35,476	34,597
Current Assets
Inventories		1	1
Trading properties	9	4	8
Trade and other receivables	12	651	568
Income tax and MPIT credit		1	1
Investments in financial assets	11	2	38
Derivative financial instruments	11	12	8
Restricted assets	11	4	4
Cash and cash equivalents	11	73	148
Total Current Assets		748	776
TOTAL ASSETS		36,224	35,373
SHAREHOLDERS’ EQUITY
Share capital		575	575
Treasury shares		3	3
Inflation adjustment of share capital and treasury shares		123	123
Share premium		793	793
Additional paid-in capital from treasury shares		17	17
Legal reserve		143	143
Special reserve		2,756	2,756
Other reserves		1,832	2,143
Retained earnings		20,555	19,930
TOTAL SHAREHOLDERS’ EQUITY		26,797	26,483
LIABILITIES
Non-Current Liabilities
Trade and other payables	14	846	784
Borrowings	15	5,494	5,340
Deferred income tax liabilities	16	2,164	2,247
Provisions	17	35	32
Total Non-Current Liabilities		8,539	8,403
Current Liabilities
Trade and other payables	14	124	123
Salaries and social security liabilities		1	2
Borrowings	15	759	358
Provisions	17	4	4
Total Current Liabilities		888	487
TOTAL LIABILITIES		9,427	8,890
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		36,224	35,373

              The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Fernando A. Elsztain Director acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income
for the three-month periods beginning on July 1, 2017 and 2016 and ended September 30, 2017 and 2016
(All amounts in millions of Argentine pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	09.30.16 (recast)
Revenues	18	11	8
Costs	19	(7)	(6)
Gross Profit		4	2
Net gain from fair value adjustments of investment properties	7	163	57
General and administrative expenses	19	(42)	(35)
Selling expenses	19	(5)	(5)
Other operating results, net	20	(5)	(4)
Profit from operations		115	15
Share of profit of subsidiaries, associates and joint ventures	6	776	326
Profit before financial results and income tax		891	341
Finance income	21	14	33
Finance cost	21	(368)	(254)
Other financial results	21	5	-
Financial results, net		(349)	(221)
Profit before income tax		542	120
Income tax	16	83	66
Profit for the period		625	186

Profit per share for the period:
Basic		1.081	0.323
Diluted		1.075	0.321

              The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Fernando A. Elsztain Director acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods beginning on July 1, 2017 and 2016 and ended September 30, 2017 and 2016
(All amounts in millions of Argentine pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.17	09.30.16 (recast)

Profit for the period	625	186
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive (loss) / income of subsidiaries	(42)	17
Currency translation adjustment of subsidiaries, associates, and joint ventures	(270)	211
Other comprehensive (loss) / income for the period (i)	(312)	228
Total comprehensive income for the period	313	414

 (i) Components of other comprehensive (loss) / income have no impact on income tax.

 The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Fernando A. Elsztain Director acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2017 and 2016
 (All amounts in millions of Argentine pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve (1)	Other reserves	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2017	575	3	123	793	17	143	2,756	2,143	19,930	26,483
Profit for the period	-	-	-	-	-	-	-	-	625	625
Other comprehensive loss for the period	-	-	-	-	-	-	-	(312)	-	(312)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(312)	625	313
Reserve for share-based compensation	-	-	-	-	-	-	-	1	-	1
Balance at September 30, 2017	575	3	123	793	17	143	2,756	1,832	20,555	26,797

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1) Related to CNV General Resolution N° 609/12. See Note 2.1.b) and 17 of Consolidated Financial Statements as of June 30, 2017.

The composition of Other reserves of the Company as of September 30, 2017 is as follows:

	Cost of Treasury shares	Reserve for share-based payments	Reserve for futures dividends	Others comprehensive income / (loss) of subsidiaries	Reserve for currency translation	Total Other reserves
Balance at June 30, 2017	(28)	78	494	42	1,557	2,143
Other comprehensive loss for the period	-	-	-	(42)	(270)	(312)
Reserve for share-based payments	-	1	-	-	-	1
Balance at September 30, 2017	(28)	79	494	-	1,287	1,832

. Fernando A. Elsztain Director acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2017 and 2016
 (All amounts in millions of Argentine pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve (1)	Other reserves	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2016	575	4	123	793	16	117	2,760	1,022	16,447	21,857
Profit for the period	-	-	-	-	-	-	-	-	186	186
Other comprehensive income for the period	-	-	-	-	-	-	-	228	-	228
Total comprehensive income for the period	-	-	-	-	-	-	-	228	186	414
Reserve for share-based payments	-	-	-	-	-	-	-	3	-	3
Balance at September 30, 2016 (recast)	575	4	123	793	16	117	2,760	1,253	16,633	22,274

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(1) Related to CNV General Resolution N° 609/12.

The composition of Other reserves of the Company as of September 30, 2016 is as follows:

	Cost of Treasury shares	Reserve for share-based payments	Reserve for futures dividends	Others comprehensive income / (loss) of subsidiaries	Reserve for currency translation	Total Other reserves
Balance at June 30, 2016	(29)	67	520	(10)	474	1,022
Other comprehensive income for the period	-	-	-	17	211	228
Reserve for share-based payments	-	3	-	-	-	3
Balance at September 30, 2016 (recast)	(29)	70	520	7	685	1,253

. Fernando A. Elsztain Director acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods beginning on July 1, 2017 and 2016 and ended September 30, 2017 and 2016
(All amounts in millions of Argentine pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	09.30.16 (recast)
Operating activities:
Net cash used in the operations	13	(19)	(107)
Net cash used in operating activities		(19)	(107)
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	6	(242)	(449)
Acquisition and advanced payments of investment properties		(85)	(2)
Proceeds from sales of investment properties	7	26	1
Acquisition of properties, plant and equipment	8	(2)	-
Acquisition of trading properties	9	(26)	-
Increase of investments in financial assets		(112)	-
Proceeds from sales of investments in financial assets		147	1
Increase in loans granted to subsidiaries, associates and joint ventures		(9)	(21)
Net cash flow used in investing activities		(303)	(470)
Financing activities:
Bank overdrafts		9,634	41,583
Payment of bank overdrafts		(9,259)	(42,429)
Payment of principal Non-Convertible Notes		-	(110)
Interests paid		(179)	(85)
Loans obtained from subsidiaries, associates and joint ventures		11	-
Payment of loans from subsidiaries, associates and joint ventures		(10)	(279)
Collect from borrowings granted to subsidiaries, associates and joint ventures		48	-
Issuance of Non-Convertible Notes		-	3,121
Net cash flow generated by financing activities		245	1,801
Net (decrease) / increase in cash and cash equivalents		(77)	1,224
Cash and cash equivalents at the beginning of the period	11	148	6
Mutual funds		2	-
Foreign exchange on cash and cash equivalents		-	13
Cash and cash equivalents at the end of the period	11	73	1,243

             The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Fernando A. Elsztain Director acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States of America and Israel. As mentioned in Note 1 to the Unaudited Condensed Interim Consolidated Financial Statements, on October 11, 2015 IRSA obtained control over IDBD. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 8, 2017.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1. Basis of preparation

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). They should be read together with the Annual Separate Financial Statements of the Company as of June 30, 2017.

The Unaudited Condensed Interim Separate Financial Statements corresponding to the three-month periods ended September 30, 2017 and 2016 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s three-month periods ended September 30, 2017 and 2016 results do not necessarily reflect the proportion of the Company’s full-year results.

2.2.a) Changes to financial statements previously issued due to change in accounting policies

As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. Therefore, the Group has retroactively changed the previously issued Interim Financial Statements, as required by IAS 8.

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IRSA Inversiones y Representaciones Sociedad Anónima

The table below includes the reconciliation between the Statements of Income and the Statements of Comprehensive Income for the three-month period ended September 30, 2016 as they were originally issued, and the statements included in these Interim Financial Statements for comparative purposes. There is no impact on the relevant total amounts of the statement of cash flows.

Statement of Income and Statement of Other Comprehensive Income for the period ended September 30, 2016:

	09.30.16 (originally issued)	09.30.16 (adjustment)		09.30.16 (recast)
Revenue	8	-		8
Costs	(6)	-		(6)
Gross Profit	2	-		2
Net gain from fair value adjustments of investment properties	-	57	a)	57
General and administrative expenses	(35)	-		(35)
Selling expenses	(5)	-		(5)
Other operating results, net	(4)	-		(4)
(Loss) / Profit from operations	(42)	57		15
Share of (loss) / profit of subsidiaries, associates and joint ventures	(400)	726	b)	326
(Loss) / Profit from operations before financial results and income tax	(442)	783		341
Finance income	33	-		33
Finance cost	(254)	-		(254)
Financial results, net	(221)	-		(221)
(Loss) / Profit before income tax	(663)	783		120
Income tax	86	(20)	c)	66
(Loss) / Profit for the period	(577)	763		186

(Loss) / Earning per share:	(1.003)			0.323
Basic	(1.003)			0.321
Diluted

	09.30.16 (originally issued)	09.30.16 (adjustment)	09.30.16 (recast)
(Loss) / Profit for the period	(577)	763	186
Other comprehensive (loss) / income
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of subsidiaries	17	-	17
Currency translation adjustment of subsidiaries, associates, and joint ventures	195	16	211
Other comprehensive income for the period	212	16	228
Total comprehensive (loss) / income for the period	(365)	779	414

Explanation of the changes in the separate statement of comprehensive income:

a) It represents the net change in fair value of the investment properties.
b) Changes in share of profit / (loss) of associates and joint ventures after applying the change to equity method valuation implemented by the Company.
c) It represents the tax impact of the changes in accounting policies.

2.2. Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2017. The principal accounting policies are described in Note 2 of those Annual Financial Statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

2.3. Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2017.

2.4.
Comparability of information

Information as of June 30, 2017 shown in these Financial Statements for comparative purposes arises from financial statements then ended. As regards balances outstanding on September 30, 2016, they have been amended as explained in Note 2.1.a).

3. Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4. Acquisitions and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the three-month period ended September 30, 2017 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5. Financial risk management and fair value estimates

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual Separate Financial Statements as of June 30, 2017. There has been no change in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

Since June 30, 2017 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6. Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus.

As indicated in Note 1 to the Annual Consolidated Financial Statements, the Company has an indirect participation in IDBD through Tyrus. In addition, the note describes the implications of the subsidiary for the group.

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IRSA Inversiones y Representaciones Sociedad Anónima

Within the Operations Center in Israel and in relation to IDBD’s financial position, its cash flow and its ability to meet its financial commitments, the following should be taken into consideration:

●
Since September 2016, after the sale of Adama and the increase in value of its subsidiaries in the market, IDBD considers that it is possible to obtain new financing in the market or refinance its debts. In this regards, IDBD has recently successfully completed issuance of debentures, as mentioned in Note 20 to the Consolidated Financial Statements as of June 30, 2017. Additionally, it has made early repayments of its financial debt and has managed to renegotiate the related financial restrictions.
●
As mentioned in Note 7 to the Consolidated Financial Statements as of June 30, 2017, DIC declared dividends out of which IDBD received approximately NIS 271 million (equivalent to approximately Ps. 1,219), net of the exercise of warrants mentioned in Note 4.C to the Consolidated Financial Statements as of June 30, 2017.
●
In February 2017, Standard & Poor’s Maalot (S&P Maalot) upgraded the rating of IDBD debentures, from CCC to BB. Subsequently, in July 2017, S&P Maalot increased again the rating to BBB with stable outlook.
●
As mentioned in Note 14 to the Consolidated Financial Statements as of June 30, 2017, IDBD sold part of its stake in Clal and signed a swap agreement for the future sale.

The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa, Puerto Retiro.

Detailed below are the evolutions of investments in subsidiaries, associates and joint ventures of the Company, for the three-month period ended September 30, 2017 and for the year ended June 30, 2017:

Subsidiaries, Associates and Joint ventures

	09.30.17	06.30.17
Beginning of period / year	29,447	23,342
Capital contribution (i)	242	1,121
Increase in equity interest in associates	-	119
Share of profit, net	776	4,485
Cash dividends (ii)	-	(755)
Other comprehensive (loss) / income	(312)	1,135
End of the period / year (iii)	30,153	29,447

(i)
During the period, capital contributions were made to Tyrus and Manibil for Ps. 198 and Ps. 44, respectively. During the fiscal year ended June 30, 2017 capital contributions were made to Tyrus, Llao, Hasa, Palermo Invest S.A., Inversora Bolivar S.A. and Manibil for Ps. 1,072, Ps. 2, Ps. 3, Ps. 3, Ps. 3 and Ps. 38, respectively.
(ii)
No dividends were distributed during the period. During the year ended June 30, 2017 Palermo Invest S.A., Inversora Bolívar S.A., ECLSA, CYRSA and IRSA CP distributed dividends to the Company for an amount of Ps. 0.2, Ps. 1, Ps. 0.3, Ps. 7.5, Ps. 727 and Ps. 19, respectively.
(iii)
As of September 30, 2017 and June 30, 2017 includes Ps. 6 and Ps. 3, respectively, corresponding to equity interest in HASA and IRSA - Galerías Pacífico UTE, included in Provisions (Note 17).

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IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income / (loss)		% ownership interest held		Latest financial statements issued
				September 30, 2017	June 30, 2017	September 30, 2017	September 30, 2016 (recast)	September 30, 2017	June 30, 2017	Capital Stock (nominal value)	Profit / (Loss) for the period	Shareholders’ equity
IRSA CP	Argentina	Real estate	118,972,538	22,582	20,807	1,776	712	94.41%	94.41%	126	1,881	24,026
ECLSA	Argentina	Investment	77,316,130	443	390	53	7	96.74%	96.74%	80	54	457
EFANUR	Uruguay	Investment	130,386,770	547	522	25	99	100.00%	100.00%	130	2	547
HASA (3)	Argentina	Hotel	18,791,800	(5)	(3)	(1)	(1)	80.00%	80.00%	23	(2)	(6)
Inversora Bolívar S.A.	Argentina	Investment	83,571,237	400	341	59	6	95.13%	95.13%	88	62	414
Llao Llao Resort S.A. (3)	Argentina	Hotel	73,580,206	13	13	-	-	50.00%	50.00%	147	(1)	26
NFSA (3)	Argentina	Hotel	38,068,999	20	23	(3)	(1)	76.34%	76.34%	50	(4)	43
Palermo Invest S.A.	Argentina	Investment	155,953,673	327	263	64	6	97.00%	97.00%	161	65	367
Ritelco S.A.	Uruguay	Investment	94,369,151	586	494	92	11	100.00%	100.00%	94	92	586
Tyrus	Uruguay	Investment	16,025,861,475	4,609	6,053	(1,643)	(302)	100.00%	100.00%	6,245	(1,307)	4,608
BHSA (1) (2)	Argentina	Financial	73,939,822	340	278	62	7	5.05%	5.05%	1,463	248	5,505
BACS (2)	Argentina	Financial	29,297,626	141	158	(17)	2	33.36%	33.36%	88	44	474
Manibil	Argentina	Real estate	130,122,872	141	95	2	7	49.00%	49.00%	266	5	288
Cyrsa S.A.	Argentina	Real estate	8,748,270	10	13	(3)	1	50.00%	50.00%	17	(6)	19
UTE IRSA - Galerías Pacífico S.A.	Argentina	Real estate	500,000	(1)	-	(2)	-	50.00%	50.00%	1	(3)	(3)
				30,153	29,447	464	554
(1)
 Considered significant. See Notes 7 to 9 to the Annual Consolidated Financial Statements for summarized financial information.
(2)
Information as of June 30, 2017 according to BCRA's standards. For the purpose of the valuations of the investments in the Company, preliminary figures as of September 30, 2017 have been considered with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of September 30, 2017 amounts to Ps. 7.61. See Note 9 to the Consolidated Financial Statements as of June 30, 2017.
(3)
 The Company has secured confidence, proportionally to their share interest, loans of Hoteles Argentinos S.A., Llao Llao Resorts S.A. and Nuevas Fronteras S.A. with BHSA for Ps. 5.5, Ps. 1.0 and Ps. 5.1, respectively.

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IRSA Inversiones y Representaciones Sociedad Anónima

7. Investment properties

Changes in the Company’s investments properties for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended September 30, 2017				Fiscal year ended June 30, 2017
	Office buildings and other rental portfolio	Undeveloped parcel of lands	Properties under development	Total	Total
Fair value hierarchy	2	2	2
Fair value at the beginning of the period / year	891	3,218	348	4,457	3,540
Additions	-	-	19	19	15
Disposals	(26)	-	-	(26)	(37)
Net gain / (loss) from changes in fair value of investment properties	38	131	(6)	163	939
Fair value at the end of the period / year	903	3,349	361	4,613	4,457

The following amounts have been recognized in the statements of income:
	09.30.17	09.30.16 (recast)
Sales, rental and services income (Note 18)	8	7
Costs (Note 19)	(7)	(6)
Net gain from changes in fair value of investment properties	163	57

Valuation techniques are described in Note 10 to the Consolidated Financial Statements as of June 30, 2017. There were no changes to the valuation techniques.

8. Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	Period ended September 30, 2017				Fiscal year ended June 30, 2017
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Total	Total
Balances at beginning of the period / year	4	-	2	6	3
Costs	16	3	16	35	31
Accumulated depreciation	(12)	(3)	(14)	(29)	(28)
Net book amount at beginning of period / year	4	-	2	6	3
Additions	1	-	1	2	4
Depreciation	-	-	-	-	(1)
Balances at end of the period / year	5	-	3	8	6
Costs	17	3	17	37	35
Accumulated depreciation	(12)	(3)	(14)	(29)	(29)
Net book amount at the period / year	5	-	3	8	6

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IRSA Inversiones y Representaciones Sociedad Anónima

9. Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended September 30, 2017			Fiscal year ended June 30, 2017
	Completed properties	Properties under development	Total	Total
Beginning of the period / year	5	322	327	304
Additions	-	26	26	23
End of the period / year	5	348	353	327

	09.30.17	06.30.17
Non-current	349	319
Current	4	8
Total	353	327

10. Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:
	Period ended September 30, 2017			Fiscal year ended June 30, 2017
	Computer software	Future units to be received from barters	Total	Total
Balances at beginning of the period / year	2	19	21	52
Costs	4	19	23	54
Accumulated amortization	(2)	-	(2)	(2)
Net book amount at the beginning of the period / year	2	19	21	52
Additions	-	-	-	21
Disposals	-	-	-	(52)
Balances at end of the period / year	2	19	21	21
Costs	4	19	23	23
Accumulated amortization	(2)	-	(2)	(2)
Net book amount at the end of the period / year	2	19	21	21

11. Financial instruments by category

The note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Interim Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2017.

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Financial assets and financial liabilities as of September 30, 2017 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
September 30, 2017
Assets as per statements of financial position
Trade and other receivables (excluding the allowance for doubtful accounts) (Note 12)	271	-	271	576	847
Restricted assets (*)	4	-	4	-	4
Investments in financial assets:
- Mutual funds	-	2	2	-	2
Derivative financial instruments:
- Foreign-currency future contracts	-	12	12	-	12
Cash and cash equivalents:
- Cash at bank and on hand	73	-	73	-	73
Total	348	14	362	576	938
(*) Corresponds to capitalization plan.

	Financial liabilities at amortized cost	Non- financial liabilities	Total

Liabilities as per statements of financial position
Trade and other payables (Note 14)	110	860	970
Borrowings (Note 15)	6,253	-	6,253
Total	6,363	860	7,223

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2017
Assets as per statements of financial position
Trade and other receivables (excluding the allowance for doubtful accounts) (Note 12)	290	-	290	492	782
Restricted assets (*)	4	-	4	-	4
Investments in financial assets:
- Mutual funds	-	11	11	-	11
- Bonds	-	27	27	-	27
Derivative financial instruments:
- Foreign-currency future contracts	-	8	8	-	8
Cash and cash equivalents:
- Mutual funds	-	56	56	-	56
- Bonds	-	67	67	-	67
- Cash at bank and on hand	25	-	25	-	25
Total	319	169	488	492	980

(*) Corresponds to capitalization plan.

	Financial liabilities at amortized cost	Non-financial liabilities	Total
Liabilities as per statements of financial position
Trade and other payables (Note 14)	101	806	907
Borrowings (Note 15)	5,698	-	5,698
Total	5,799	806	6,605

During the period ended on September 30, 2017, there were no transfers between levels of the fair value hierarchy.

As of September 30, 2017, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

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IRSA Inversiones y Representaciones Sociedad Anónima

12.
Trade and other receivables

Company’s trade and other receivables, as of September 30, 2017 and June 30, 2017 is as follows:

	At September 30, 2017			At June 30, 2017
	Non-current	Current	Total	Non-current	Current	Total
Receivables from the sale of properties	21	30	51	22	29	51
Leases and services receivables	6	33	39	6	37	43
Less: Allowance for doubtful accounts	-	(3)	(3)	-	(3)	(3)
Total trade receivables	27	60	87	28	63	91
Advance payments	-	419	419	-	354	354
Borrowings, deposits and other debit balances	-	121	121	-	108	108
VAT receivables	86	-	86	65	-	65
Loans granted	48	-	48	88	-	88
Prepaid expenses	32	5	37	30	8	38
Receivable from agreement with TGLT (i)	-	25	25	-	25	25
Tax receivables	-	7	7	-	7	7
Others	-	14	14	-	3	3
Total other receivables	166	591	757	183	505	688
Total trade and other receivables	193	651	844	211	568	779

 (i) See Note 12 to the Unaudited Condensed Interim Consolidated Financial Statements.

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.17	06.30.17
Beginning of period /year	3	4
Additions	-	1
Decreases	-	(2)
End of the period / year	3	3

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 19). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.
Cash flow information

Following is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2017 and 2016:
	Note	09.30.17	09.30.16 (recast)
Profit for the period		625	186
Adjustments for:
Income tax	16	(83)	(66)
Provisions and allowances		1	1
Share-based payments		-	1
Financial results, net	21	349	221
Net gain from fair value adjustments of investment properties	7	(163)	(57)
Share of profit of subsidiaries, associates and joint ventures	6	(776)	(326)
Increase in trade and other receivables		(27)	(1)
Decrease in salaries and social security liabilities		(1)	-
Increase / (Decrease) in trade and other payables		56	(66)
Net cash used in operating activities		(19)	(107)

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IRSA Inversiones y Representaciones Sociedad Anónima

Additional information	09.30.17	09.30.16 (recast)
Reserve for share-based payments	1	3
Reserve for currency translation adjustment	(270)	211
Acquisition of non-controlling interest	-	288
Share of changes in subsidiaries’ equity	(42)	17
Decrease in borrowings from subsidiaries, associates and joint ventures through a decrease in borrowings granted to subsidiaries, associates and joint ventures	1	16

14.
Trade and other payables

Company’s trade and other payables as of September 30, 2017 and June 30, 2017 were as follows:

	September 30, 2017			June 30, 2017
	Non-current	Current	Total	Non-current	Current	Total
Customers advances	837	5	842	782	4	786
Trade payables	-	69	69	-	72	72
Invoices to be received	-	35	35	-	20	20
Total trade payables	837	109	946	782	96	878
Long-term incentive plan	-	9	9	-	10	10
Tax payables	-	3	3	-	4	4
Tax amnesty plan for payable taxes	2	-	2	2	-	2
Tax on shareholders’ personal assets	-	-	-	-	2	2
Director´s fees	7	-	7	-	7	7
Others	-	3	3	-	4	4
Total other payables	9	15	24	2	27	29
Total trade and other payables	846	124	970	784	123	907

15.
Borrowings

Company’s borrowings as of September 30, 2017 and June 30, 2017 are as follows:

	September 30, 2017			June 30, 2017
	Non-current	Current	Total	Non-current	Current	Total
Non-convertible notes	4,762	46	4,808	4,588	79	4,667
Bank borrowings	700	284	984	722	229	951
Bank overdrafts	-	377	377	-	-	-
Related parties	31	52	83	30	50	80
Other borrowings	1	-	1	-	-	-
Total borrowings	5,494	759	6,253	5,340	358	5,698

16.
Current and deferred income tax

The provision for the Company’s income tax are as follows:
	09.30.17	09.30.16 (recast)
Deferred income tax	(83)	(66)
Income tax gain	(83)	(66)

The gross movement on the deferred income tax account is as follows:

	09.30.17	06.30.17
Beginning of the period / year	(2,247)	(1,516)
Income tax expense	83	(731)
End of the period / year	(2,164)	(2,247)

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IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to profit before income tax for the three-month periods ended September 30, 2017 and 2016:

	09.30.17	09.30.16 (recast)
Net income at tax rate	190	42
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(272)	(108)
Non-deductible donations	2	-
Others	(3)	-
Income tax – Gain	(83)	(66)

17.
Provisions

The table below shows changes in Company's provisions:

	Period ended September 30, 2017			Fiscal year ended June 30, 2017
	Labor, legal and other claims	Investments in associates and joint ventures (i)	Total	Total
Beginning of the period / year	33	3	36	35
Additions	2	6	8	11
Decrease	(2)	(3)	(5)	(10)
End of the period / year	33	6	39	36

(i)
    Corresponds to the investment in HASA and IRSA – Galerías Pacífico UTE with negative equity.

The breakdown of total current and non-current provisions is as follows:

	09.30.17	06.30.17
Non-current	35	32
Current	4	4
Total	39	36

18.
Revenues
	09.30.17	09.30.16 (recast)
Rental and averaging of scheduled rental escalation	7	6
Property management fees	1	1
Sales, rental and services income	8	7
Expenses	3	1
Total revenues	11	8

19.
Expenses by nature

The Company disclosed expenses in the Unaudited Condensed Interim Statements of Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.
The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

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For the period ended September 30, 2017 and 2016:

	Costs	General and administrative expenses	Selling expenses	Total as of 09.30.17	Total as of 09.30.16 (recast)
Salaries, social security costs and other personnel expenses	3	21	2	26	23
Director´s fees	-	9	-	9	6
Fees and payments for services	-	4	-	4	5
Traveling, transportation and stationery	-	4	-	4	2
Maintenance, security, cleaning, repairs and others	3	-	-	3	4
Leases and service charges	-	2	-	2	1
Taxes, rates and contributions	1	-	1	2	3
Advertising and other selling expenses	-	-	2	2	2
Bank charges	-	1	-	1	-
Public services and others	-	1	-	1	1
Allowance for doubtful accounts (charge and recovery, net)	-	-	-	-	(1)
Total expenses by nature as of 09.30.17	7	42	5	54	-
Total expenses by nature as of 09.30.16 (recast)	6	35	5	-	46

20.
Other operating results, net
	09.30.17	09.30.16 (recast)
Tax on shareholders’ personal assets	2	(1)
Donations	(6)	(2)
Lawsuits and other contingencies (i)	(2)	(2)
Others	1	1
Total other operating results, net	(5)	(4)

(i)
The period charge corresponds to payments which had not been accrued for.

21.
Financial results, net
	09.30.17	09.30.16 (recast)
Finance income:
- Interest income	4	9
- Foreign exchange gains	10	24
Total finance income	14	33
Finance costs:
- Interest expenses	(150)	(145)
- Foreign exchange losses	(214)	(94)
- Other finance costs	(4)	(15)
Total finance costs	(368)	(254)
Other financial results:
- Fair value gain of financial assets	1	-
- Gain on derivative financial instruments, net	4	-
Total other financial results	5	-
Total financial results, net	(349)	(221)

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IRSA Inversiones y Representaciones Sociedad Anónima

22.
 Related party transactions

The following is a summary of the balances with related parties as of September 30, 2017:

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
CRESUD	Leases	-	4	-	-	-	-
	Corporate services	-	-	-	(9)	-	-
	Reimbursement of expenses	-	-	-	(3)	-	-
Total Parent Company		-	4	-	(12)	-	-
ECLASA	Other receivables	-	1	-	-	-	-
IRSA CP	Reimbursement of expenses	-	-	-	(10)	-	-
	Corporate services	-	-	-	(32)	-	-
	Long-term incentive plan	-	-	-	(9)	-	-
	Sale of properties	-	-	(583)	-	-	-
	Leases	-	-	-	(1)	-	-
Palermo Invest S.A.	Dividends receivables	-	3	-	-	-	-
	Other receivables	-	1	-	-	-	-
	Borrowings	5	-	-	-	-	-
Inversora Bolívar S.A.	Borrowings	-	-	-	-	(6)	-
HASA	Hotel services	-	-	-	(3)	-	-
TYRUS	Borrowings	-	83	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	5	-	(2)	-	-
NFSA	Hotel services	-	5	-	-	-	-
	Management fees	-	2	-	-	-	-
	Borrowings	-	-	-	-	-	(36)
Efanur S.A.	Borrowings	-	-	-	-	-	(10)
Total Subsidiaries		5	100	(583)	(57)	(6)	(46)

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Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Fibesa S.A.	Long-term incentive plan	-	14	-	-	-	-
PAMSA	Long-term incentive plan	-	1	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(25)	-
ERSA	Long-term incentive plan	-	1	-	-	-	-
NPSF	Long-term incentive plan	-	1	-	-	-	-
Total Subsidiaries IRSA CP		-	17	-	-	(25)	-
Irsa International LLC	Reimbursement of expenses	-	1	-	-	-	-
Real Estate Strategies LLC (D)	Reimbursement of expenses	-	6	-	-	-	-
Total Subsidiaries TYRUS		-	7	-	-	-	-
New Lipstick	Reimbursement of expenses	-	4	-	-	-	-
Total Associates TYRUS		-	4	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	(1)	-	-
Manibil S.A.	Borrowings	43	-	-	-	-	-
Total Associates		43	-	-	(1)	-	-
CYRSA	Borrowings	-	-	-	-	-	(6)
UTE IRSA – Galerías Pacifico S.A.	Hotel services	-	6	-	-	-	-
Total Joint Ventures		-	6	-	-	-	(6)
Directors	Fees	-	-	(7)	-	-	-
Total Directors		-	-	(7)	-	-	-
Total		48	138	(590)	(70)	(31)	(52)

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The following is a summary of the balances with related parties as of June 30, 2017:

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
CRESUD	Leases	-	4	-	-	-	-
	Corporate services	-	-	-	(8)	-	-
	Reimbursement of expenses	-	-	-	(12)	-	-
Total Parent Company		-	4	-	(20)	-	-
IRSA CP	Reimbursement of expenses	-	-	-	(16)	-	-
	Corporate services	-	-	-	(23)	-	-
	Other receivables	-	1	-	-	-	-
	Long-term incentive plan	-	-	-	(10)	-	-
	Sale of properties	-	-	(542)	-	-	-
	Proceeds from leases	-	-	-	(1)	-	-
Palermo Invest S.A.	Dividends receivables	-	3	-	-	-	-
	Other receivables	-	1	-	-	-	-
	Borrowings	5	-	-	-	-	-
Inversora Bolívar S.A.	Borrowings	-	-	-	-	(6)	-
HASA	Hotel services	-	-	-	(3)	-	-
TYRUS	Borrowings	-	71	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	3	-	-	-	-
Efanur S.A.	Borrowings	-	-	-	-	-	(10)
NFSA	Management fees	-	7	-	-	-	-
	Borrowings	-	-	-	-	-	(34)
Total Subsidiaries		5	86	(542)	(53)	(6)	(44)

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IRSA Inversiones y Representaciones Sociedad Anónima

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Fibesa S.A.	Long-term incentive plan	-	14	-	-	-	-
PAMSA	Long-term incentive plan	-	1	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(24)	-
ERSA	Long-term incentive plan	-	1	-	-	-	-
NPSF	Long-term incentive plan	-	1	-	-	-	-
Total Subsidiaries IRSA CP		-	17	-	-	(24)	-
Irsa International LLC	Reimbursement of expenses	-	1	-	-	-	-
Real Estate Strategies LLC (D)	Borrowings	-	5	-	-	-	-
Total Subsidiaries TYRUS		-	6	-	-	-	-
New Lipstick	Reimbursement of expenses	-	4	-	-	-	-
Total Associates TYRUS		-	4	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	(1)	-	-
Manibil S.A.	Borrowings	83	1	-	-	-	-
Total Associates		83	1	-	(1)	-	-
CYRSA	Borrowings	-	-	-	-	-	(6)
Total Joint Ventures		-	-	-	-	-	(6)
Directors	Fees	-	-	-	(7)	-	-
Total Directors		-	-	-	(7)	-	-
Total		88	118	(542)	(81)	(30)	(50)

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IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2017:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations
CRESUD	-	-	(15)	-	-
Total Parent Company	-	-	(15)	-	-
IRSA CP	(1)	-	(7)	-	-
Manibil S.A	-	-	-	6	-
TYRUS	-	-	-	4	-
NFSA	-	1	-	(1)	-
Total Subsidiaries	(1)	1	(7)	9	-
PAMSA	-	-	-	(1)	-
Total Subsidiaries IRSA CP	-	-	-	(1)	-
Estudio Zang, Bergel & Viñes	-	(1)	-	-	-
Fundación IRSA	-	-	-	-	(4)
Total Other related parties	-	(1)	-	-	(4)
Senior Management	-	(1)	-	-	-
Directors	-	(9)	-	-	-
Total Directors and Senior Management	-	(10)	-	-	-
Total	(1)	(10)	(22)	8	(4)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2016 (recast):

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations
CRESUD	-	-	(12)	-	-
Total Parent Company	-	-	(12)	-	-
IRSA CP	(1)	-	(7)	(3)	-
Ritelco S.A.	-	-	-	(1)	-
NFSA	-	1	-	(1)	-
Total Subsidiaries	(1)	1	(7)	(5)	-
BACS	-	-	-	8	-
Total Associates	-	-	-	8	-
CYRSA	-	-	-	(1)	-
Total Joint Ventures	-	-	-	(1)	-
Estudio Zang, Bergel & Viñes	-	(1)	-	-	-
Fundación IRSA	-	-	-	-	(1)
Total Other related parties	-	(1)	-	-	(1)
Senior Management	-	(1)	-	-	-
Directors	-	(6)	-	-	-
Total Directors and Senior Management	-	(7)	-	-	-
Total	(1)	(7)	(19)	2	(1)

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IRSA Inversiones y Representaciones Sociedad Anónima

23.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3)	Amount (1)	Foreign exchange rate (2)	Total as of 09.30.17	Amount (1)	Foreign exchange rate (2)	Total as of 06.30.17
Assets
Trade and other receivables
US Dollar	10.40	17.21	179	6.94	16.53	115
Receivables with related parties
US Dollar	8.61	17.31	149	10.57	16.63	176
Total Trade and other receivables			328			291
Investments in financial assets
US Dollar	0.12	17.21	2	1.75	16.53	29
Total Investments in financial assets			2			29
Cash and cash equivalents
US Dollar	4.13	17.21	71	1.04	16.53	17
Euros	0.1	20.29	2	0.07	18.84	1
Total Cash and cash equivalents			73			18
Total Assets as of 09.30.17			403			-
Total Assets as of 06.30.17			-			338
Liabilities
Trade and other payables
US Dollar	4.91	17.31	85	4.54	16.63	76
Payables with related parties
US Dollar	3.70	17.31	64	2.28	16.63	38
Total Trade and other payables			149			114
Borrowings
US Dollar	306.70	17.31	5,309	308.69	16.63	5,134
Borrowings with related parties
US Dollar	1.96	17.31	34	2.05	16.63	33
Total Borrowings			5,343			5,167
Total Liabilities as of 09.30.17			5,492			-
Total Liabilities as of 06.30.17			-			5,281

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Exchange rate as of September 30, 2017 and June 30, 2017 according to Banco Nación Argentina records.
(3)
The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (See Note 13 to the Annual Financial Statements).

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IRSA Inversiones y Representaciones Sociedad Anónima

24.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 19 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 23 Foreign currency assets and liabilities

25.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

26.
Subsequent events

See subsequent events in Note 29 to Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due								Total
		09.30.17	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	473	28	-	49	10	4	87	148	39	-	6	844
	Total	473	28	-	49	10	4	87	148	39	-	6	844
Liabilities	Trade and other payables	32	-	-	88	-	-	4	8	837	-	1	970
	Borrowings	-	-	-	430	57	221	51	3,765	1,430	209	90	6,253
	Salaries and social security liabilities	-	1	-	-	-	-	-	-	-	-	-	1
	Provisions	-	4	35	-	-	-	-	-	-	-	-	39
	Total	32	5	35	518	57	221	55	3,773	2,267	209	91	7,263

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IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a. Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	387	264	651	129	64	193	516	328	844
	Total	387	264	651	129	64	193	516	328	844
Liabilities	Trade and other payables	102	22	124	719	127	846	821	149	970
	Borrowings	548	211	759	362	5,132	5,494	910	5,343	6,253
	Salaries and social security liabilities	1	-	1	-	-	-	1	-	1
	Provisions	4	-	4	35	-	35	39	-	39
	Total	655	233	888	1,116	5,259	6,375	1,771	5,492	7,263

4.b. Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2017 there are no receivables and liabilities subject to adjustment clause.

4.c. Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	36	88	527	651	64	3	126	193	100	91	653	844
	Total	36	88	527	651	64	3	126	193	100	91	653	844
Liabilities	Trade and other payables	-	-	124	124	2	-	844	846	2	-	968	970
	Borrowings	288	401	70	759	5,106	385	3	5,494	5,394	786	73	6,253
	Salaries and social security liabilities	-	-	1	1	-	-	-	-	-	-	1	1
	Provisions	-	-	4	4	-	-	35	35	-	-	39	39
	Total	288	401	199	888	5,108	385	882	6,375	5,396	786	1,081	7,263

27

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5. Related parties.

a.
Interest in related parties:

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	94.41%
Ecommerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b.
Related parties debit/credit balances. See Note 22 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

See Note 25 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

28

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	57	All operational risk with additional coverage and minor risks
Maipú 1300	2	24	All operational risk with additional coverage and minor risks
Libertador 498	3	97	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	3,718	All operational risk with additional coverage and minor risks
Casona Abril	4	5	All operational risk with additional coverage and minor risks
Catalinas Norte plot of land	2	701	All operational risk with additional coverage and minor risks
Subtotal	13	4,602
Single policy	15,000		Third party liability

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

29

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to the Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017, 2019 and 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires November 8, 2017.

30

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of September 30, 2017, and the unaudited condensed interim separate statements of income and comprehensive income for the three-month period ended September 30, 2017, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2017, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 69,706, which was not claimable at that date.

Autonomous City of Buenos Aires, November 8, 2017.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

In ARS Million	IQ 18	IQ 17	YoY Var
Revenues	20,213	17,787	13.6%
Net gain from fair value adjustment of investment properties	3,404	1,396	143.8%
Profit from operations	5,358	2,767	93.6%
Depreciation and amortization	1,237	1,113	11.1%
EBITDA	6,595	3,880	70.0%
Adjusted EBITDA	3,215	2,503	28.4%
Profit for the period	74	344	-78.5%
Attributable to equity holders of the parent	553	200	176.5%
Attributable to non-controlling interest	-479	144	-

Consolidated revenues from sales, leases and services increased by 13.6% during the first quarter of FY2018 compared to the same quarter of FY2017, whereas adjusted EBITDA, which excludes the effect of the net gain from fair value adjustment of investment properties, reached ARS 3,215 million, 28.4% higher than in the same period of 2017.

Profit for the first quarter of fiscal year 2018 reached ARS 74 million due to a non-cash effect in our operations center in Israel. In September 2017, Discount Corporation (“DIC”), subsidiary of IDB Development Corporation (“IDBD”) made a partial debt exchange, recognizing a loss equal to the difference between the repayment of the existing loan and the fair value of the new debt for an approximate amount of NIS 461 million (equivalent to ARS 2,228 million) recorded under “Financial Results” as financial costs.

Operations Center in Argentina

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the first three months of fiscal year 2018, our tenants’ sales reached ARS 9,777.7 million, 22.5% higher than in the same period of 2017. Our portfolio’s leasable area totaled 339,080 square meters during the quarter under review, whereas the occupancy rate stood at optimum levels of 98.8%, reflecting the quality of our portfolio.

Shopping Malls’ Financial Indicators
(in ARS million)

	IQ 18	IQ 17	YoY Var
Revenues from sales, leases and services	850	682	24.3%
Net gain from fair value adjustment of investment properties	2,044	886	130.7%
Profit from operations	2,685	1,394	92.6%
Depreciation and amortization	7	5	40.0%
EBITDA(1)	2,692	1,399	92.4%
Adjusted EBITDA	648	513	26.3%

Shopping Malls’ Operating Indicators
(in ARS million, except as indicated)

	IQ 18	IVQ 17	IIIQ 17	IIQ 17	IQ 17
Total leaseable area (sqm)	339,080	341,289	341,289	340,391	337,396
Tenants’ sales (3 month cumulative)	9,777.7	9,306.4	7,334.8	9,804.0	7,983.5
Occupancy	98.8%	98.6%	98.6%	98.0%	98.4%

Revenues from this segment grew 24.3% during this three-month period, whereas adjusted EBITDA, which excludes the impact of changes in the fair value of investment properties, reached ARS 648.4 million (+ 26.3% compared to the same period of 2017). The EBITDA margin was 76.3%, 1.1 pp higher than the figure recorded in the same quarter of the previous fiscal year.

Operating data of our Shopping Malls

Shopping Mall	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)
Alto Palermo	Dec-97	18,945	143	100.0%	98.8%
Abasto Shopping(3)	Nov-99	36,795	171	100.0%	99.5%
Alto Avellaneda	Dec-97	36,063	135	100.0%	99.6%
Alcorta Shopping	Jun-97	15,613	113	100.0%	99.8%
Patio Bullrich	Oct-98	11,760	91	100.0%	98.8%
Buenos Aires Design	Nov-97	13,697	61	53.7%	95.1%
Dot Baires Shopping	May-09	49,499	158	80.0%	99.5%
Soleil	Jul-10	15,227	79	100.0%	100.0%
Distrito Arcos	Dec-14	14,346	67	90.0%	100.0%
Alto Noa Shopping	Mar-95	19,059	90	100.0%	100.0%
Alto Rosario Shopping(4)	Nov-04	29,943	150	100.0%	100.0%
Mendoza Plaza Shopping	Dec-94	42,868	142	100.0%	96.9%
Córdoba Shopping	Dec-06	15,446	108	100.0%	98.9%
La Ribera Shopping(5)	Aug-11	10,053	69	50.0%	95.9%
Alto Comahue	Mar-15	9,766	104	99.1%	95.4%
Patio Olmos(6)
Total		339,080	1,681		98.8%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the period.
(3) Excludes Museo de los Niños (3,732 square meters).
(4) Excludes Museo de los Niños (1,261 square meters).
(5) Through our joint venture Nuevo Puerto Santa Fe S.A.
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the province of Córdoba, operated by a third party.

1

Cumulative tenants’ sales as of September 30
(per Shopping Mall, for the quarter of each fiscal year, in ARS million)

Shopping Mall	IQ 18	IQ 17	YoY Var
Alto Palermo	1,129.9	973.4	16.1%
Abasto Shopping	1,317.4	1,101.4	19.6%
Alto Avellaneda	1,215.4	1,008.5	20.5%
Alcorta Shopping	602.8	499.1	20.8%
Patio Bullrich	335.6	280.5	19.6%
Buenos Aires Design	170.3	130.5	30.5%
Dot Baires Shopping	1,019.1	842.8	20.9%
Soleil	531.2	400.1	32.8%
Distrito Arcos	439.7	319.6	37.6%
Alto Noa Shopping	445.2	372.3	19.6%
Alto Rosario Shopping	918.5	740.8	24.0%
Mendoza Plaza Shopping	796.5	647.7	23.0%
Córdoba Shopping	321.6	269.6	19.3%
La Ribera Shopping(1)	246.0	180.8	36.1%
Alto Comahue	288.5	216.4	33.3%
Total	9,777.7	7,983.5	22.5%

(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of September 30
(per Type of Business, for the quarter of each fiscal year, in ARS million)

Type of Business	IQ 18	IQ 17	YoY Var
Anchor Store	540.7	417.5	29.5%
Clothes and Footwear	4,985.5	4,145.3	20.3%
Entertainment	415.7	344.0	20.8%
Home	277.5	219.4	26.5%
Restaurant	1,203.6	900.5	33.7%
Miscellaneous	1,106.5	913.4	21.1%
Services	112.1	54.9	104.2%
Electronic appliances	1,136.1	988.5	14.9%
Total	9,777.7	7,983.5	22.5%

Revenues from cumulative leases as of September 30
(Breakdown per quarter of each fiscal year, in ARS million)

	IQ 18	IQ 17	YoY Var
Base Rent (1)	487.1	374.8	30.00%
Percentage Rent	154.1	150.3	2.50%
Total Rent	641.2	525.1	22.10%
Non Traditional Advertising	16.8	16.1	4.50%
Admission rights	73.3	61.9	18.50%
Management	13.7	10.7	27.20%
Parking	60	46.1	30.30%
Comissions	42	21.3	97.30%
Others	2.6	2.2	20.70%
Revenues before Expenses and Collective Promotion Fund	849.6	683.3	24.30%
Expenses and Collective Promotion Fund	383.1	313.9	22.00%
Total (2)	1,232.70	997.3	23.60%
(1) Includes Revenues from stands for ARS 60.2 million
(2) Does not include Patio Olmos.

2

III. Offices

The A+ office market in the City of Buenos Aires remains robust. The price of Premium commercial spaces stood at USD 4,600 per square meter. Rental prices remained at the same levels as in the previous year, averaging USD 30 per square meter for the A+ segment, and vacancy continues to fall, reaching 3.72% as of September 2017.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 24.5 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

During the first three months of fiscal year 2018, revenues from the offices segment increased 20.8% as compared to the same period of 2017, whereas Adjusted EBITDA from this segment reached ARS 104 million, 35.1% higher than in the previous year, mainly due to higher revenues resulting from the depreciation of the Peso vis-à-vis the US dollar during the period, and lower loan loss charges, which offset the smaller leaseable area. Rental prices in USD per sqm increased, reaching USD 26.8 per sqm.

3

The EBITDA margin from the offices segment reached 85.2%, much higher than the 76.2% recorded in the first quarter of 2017.

	IQ 18	IQ 17	YoY Var
Revenues	122	101	20.8%
Net gain from fair value adjustment of investment properties	280	147	90.5%
Profit from operations	384	224	71.4%
Depreciation and Amortization	-	-	100.0%
EBITDA	384	224	71.4%
Adjusted EBITDA	104	77	35.1%

	IQ 18	IVQ 17	IIIQ 17	IIQ 17	IQ 17
Gross leaseable area	85,378	85,784	86,682	87,232	89,027
Occupancy	96.2%	96.2%	97.9%	100.0%	100.0%
Rent (ARS/sqm)	464	436	409	414	389
Rent (USD/sqm)	26.8	26.2	26.2	26.1	25.5

Below is information on our offices and other rental properties’ segment as of September 30, 2017.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest
Offices
Edificio República(3)	04/28/08	19,885	95%	100%
Torre Bankboston(3)	08/27/07	14,873	100%	100%
Intercontinental Plaza(3)	11/18/97	3,876	100%	100%
Bouchard 710 (3)	06/01/05	15,014	100%	100%
Maipú 1300	09/28/95	397		100%
Libertador 498	12/20/95	620	100%	100%
Suipacha 652/64(3)	11/22/91	11,465	86%	100%
Dot Building (3)	11/28/06	11,242	100%	80%
Phillips(3)	06/05/17	8,007	-	100%
Subtotal Offices		85,378	96.2%
Other Properties
Santa María del Plata S.A.	10/17/97	116,100	91%	100%
San Martin plot (4)	05/31/11	109,610	89%	50%
Other Properties (5)		22,654	67%
Subtotal Other Properties		248,364	88%
TOTAL OFFICES AND OTHERS		333,742	90%
Notes:
(1) Total leaseable area for each property as of September 30, 2017. Excludes common areas and parking.
(2) Calculated dividing occupied sqm by leaseable area as of September 30, 2017.
(3) Through IRSA Propiedades Comerciales S.A.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Dot adjacent plot, Intercontinental plot, Anchorena 665, Chanta IV, Ferro, Puerto Retiro, Abril Manor House, Constitución 1111 and Rivadavia 2774.

IV. Sales and Developments

	IQ 18	IQ 17	YoY Var
Revenues from sales, leases and services	34	1	3,300.0%
Net gain from fair value adjustment of investment properties	197	37	432.4%
Profit from operations	181	16	1,031.3%
Depreciation and amortization	-	-	-
EBITDA	181	16	1,031.3%
Adjusted EBITDA	8	-21	-

For the first three months of fiscal year 2018, adjusted EBITDA from the Sales and Developments segment was ARS 8 million as compared to a loss of ARS 21 million during the first quarter of 2017, due to the sale of apartment units and parking spaces in Astor Beruti and the sale of the Baicom plot.

4

V. CAPEX 2018

	Developments		Acquisitions + Developments
	Greenfields	Expansions
	Polo Dot (First Stage)	Alto Palermo	Catalinas

Start of works	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2018	FY2020
GLA (sqm)	31,635	3,884	35,468
IRSA Propiedades Comerciales %	80%	100%	45%
Investment amount at 100% (USD million)	65	28.5	101
Work progress (%)	20%	0%	5.2%
Estimated Stabilized EBITDA (USD million)	USD 8-10	USD 6-8	USD 6-8

Alto Palermo Expansion

The expansion project of Alto Palermo shopping mall will add a gross leaseable area of approximately 4,000 square meters to the shopping mall with the highest sales per square meter in our portfolio and it consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Demolition was completed in FY2017, and the expansion works are estimated to start during this fiscal year 2018.

First Stage of Polo Dot

The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping mall, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of gross leaseable area. At a first stage, we are developing an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for almost all the footage. Construction works started in the second quarter of FY2017, and they are estimated to last between 18 and 24 months before the building becomes operational. As of September 30, 2017, degree of progress was 20%. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leaseable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and high occupancy.

5

Catalinas Building

The “Catalinas” project is located in one of the most sought-after spots for Premium office development in Argentina. The building to be constructed will have 35,468 square meters of gross leaseable area in 30 office floors and 316 parking spaces. The works’ degree of progress is 5.2%, and the building is expected to become operational in FY2020.

VI. Hotels

For the first three months of fiscal year 2018, revenues from the hotel segment grew 23.7%, mainly due to the increase in the average rate per room and a 3.1 pp rise in the occupancy rate, which reached 68.4% in IQ18. However this segment’s EBITDA totaled ARS 2 million during the quarter under review.

Hotels (in millions of ARS)	IQ 18	IQ 17	YoY Var
Revenues	214	173	23.7%
(Loss) / profit from operations	-2	4	-150.0%
Depreciation and amortization	4	4	0.0%
EBITDA	2	8	-75.0%

	IQ 18	IVQ 17	IIIQ 17	IIQ 17	IQ 17
Average Occupancy	68.4%	67.3%	69.6%	69.1%	65.3%
Average Rate per Room (ARS/night)	3,290	2,803	2,873	2,784	2,737
Average Rate per Room (USD/night)	190	181	186	182	183

The following is information on our hotel segment as of September 30, 2017:
Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate(2)
Intercontinental (3)	11/01/97	76.34%	309	72.1%	2,424
Sheraton Libertador (4)	03/01/98	80.00%	200	78.2%	2,233
Llao Llao (5)	06/01/97	50.00%	205	53.2%	6,570
Total	-		714	68.4%	3,290

Notes:
1) Cumulative average for the 3-month period.
2) Cumulative average for the 3-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
5) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

VII. International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 57,500 sqm and consists of 34 floors.

As of September 30, 2017, the building reached an occupancy rate of 95.15%, thus generating an average rent of USD 69.21 per sqm.

Lipstick	Sep-17	Sept-16	YoY Var
Gross Leaseable Area (sqm)	58,094	58,094	-
Occupancy	95.15%	97.33%	-2.18pp
Rental price (USD/sqm)	69.21	67.03	3.24%

6

Investment in Condor Hospitality Inc.

We maintain our 28.5% investment in the Condor Hospitality Trust hotel REIT’s voting rights (NASDAQ: CDOR) through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.83% interest. Condor is a REIT listed in Nasdaq focused on medium-class and long-stay hotels located in various states of the United States of America, operated by various operators and franchises.

During the quarter under review, the company’s results have shown an improvement in operating levels and it has continued with its strategy of selectively disposing of lower-class hotels at very attractive prices and replacing them with higher-class hotels.

VIII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of September 30, 2017 (excluding treasury shares). During the first three months of fiscal year 2018, the investment in Banco Hipotecario generated income of ARS 371.0 million, compared to income of ARS 39 million in the same period of 2017, mainly due to the increase in the present value of the bank’s financial assets. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

Operations Center in Israel

IX. Investment in IDB Development Corporation

As of September 30, 2017, IRSA’s indirect equity interest reached 68.3% of IDBD’s stock capital.

Below is comparative segment information on our operations center in Israel for the period from April 1 to June 30 of both fiscal years.

Real Estate (Property & Building - PBC) - ARS MM	IQ 18	IQ 17	YoY Var
Revenues	997	1,049	-5.0%
Net gain from fair value adjustment of investment properties	922	336	174.4%
Profit from operations	1,582	892	77.4%
Depreciation and amortization	9	7	28.6%
EBITDA	1,590	899	76.9%
Adjusted EBITDA	668	582	14.9%

The Real Estate segment recorded a reduction in revenues in IQ18 as compared to the same quarter of fiscal year 2017, mainly as a result of fewer apartments available for sale, offset by higher revenues from leases of projects completed in 2017, and higher rental prices. Adjusted EBITDA for IQ18 reached ARS 668 million, 14.9% higher than in the same quarter of 2017.

Supermarkets (Shufersal) - $ MM	IQ 18	IQ 17	YoY Var
Revenues	13,182	11,467	15.0%
Profit from operations	489	385	27.0%
Depreciation and amortization	373	302	23.5%
EBITDA	861	687	25.3%

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The Supermarkets segment recorded a 15% increase in revenues and a 25.3% increase in EBITDA in IQ18 as compared to the same quarter of 2017. The higher results are explained by the depreciation of the peso during this period and higher sales due to the Passover holidays, boosted by various special offerings.

Telecommunications (Cellcom) - $ MM	IQ 18	IQ 17	YoY Var
Revenues	4,226	3,841	10.0%
Profit from operations	172	63	173.0%
Depreciation and amortization	830	780	6.4%
EBITDA	1,002	843	18.9%

The Telecommunications segment saw a 10% increase in revenues due to the effect of the devaluation of the Argentine currency. In Israeli currency terms, revenues fell slightly in IQ18 as compared to IQ17 as a result of a 15.2% drop in revenues from the cell phone segment, offset by a 10.6% increase in revenues from the fixed line segment. Profit from operations rose 173%, reaching ARS 172 million. of which ARS 145 million derive from the sale of Rimon, one of Cellcom’s subsidiaries.

Others (Corporate expenses and other subsidiaries) - $ MM	IQ 18	IQ 17	YoY Var
Revenues	189	142	32.6%
Loss from operations	-38	-126	-69.8%
Depreciation and amortization	13	14	-7.1%
EBITDA	-24	-108	-77.4%

As concerns “Clal”, the Group values its interest in this insurance company as a financial asset at fair value. The variation in the listing price of Clal’s shares during the period resulted in a gain of ARS 92 million,

X. Reconciliation with Consolidated Income Statement (ARS million)

Below is an explanation of the reconciliation of the Company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Total as per Segment information	Adjustment for share of profit/(loss) of Joint Ventures *	Expenses and Collective Promotion Funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of Income
Revenues	19,814	-11	413	-3	20,213
Costs	-13,313	4	-419	1	-13,727
Gross profit	6,501	-7	-6	-2	6,486
Net gain from fair value adjustment of investment properties	3,443	-39	-	-	3,404
General and administrative expenses	-1,010	12	-	3	-995
Selling expenses	-3,562	1	-	-	-3,561
Other operating results, net	9	16	-	1	24
Profit / (loss) from operations	5,381	-17	-6	-	5,358
Share of profit of associates and joint ventures	386	12	-	-	398
Net segment profit before financial results and income tax	5,767	-5	-6	-	5,756
*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

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XI. Financial Debt and Other Indebtedness

Operations Center in Argentina

Financial debt as of September 30, 2017:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	24.8	Floating	< 360 days
IRSA 2020 Series II Non-Convertible Notes.	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	22.2	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes	USD	184.5	7.00%	Sep-19
ICBC Dubai Loan	ARS	50.0	5,95%	Feb-22
ICBC Loan	ARS	7.2	21.20%	May-18
Other loans	ARS	0.1
IRSA’s Total Debt		360.2
IRSA’s Cash + Cash Equivalents + Investments (2)	USD	4.3
IRSA’s Net Debt	USD	355.9
Bank overdrafts	ARS	1.6	Floating	< 360 d
CAPEX Citi 5600 loan	ARS	0.1	Fixed	Jan-18
ICBC loan	ARS	4.3	Fixed	May-18
IRCP Class IV Non-Convertible Notes	USD	140.0	5.0%	Sep-17
IRSA CP Class II Non-Convertible Notes	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		506.1
Cash + Cash Equivalents + Investments (3)		331.0
IRSA CP’s Net Debt		175.1

(1) Principal amount in USD (million) at an exchange rate of ARS 17.31/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) “IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents + IRSA’s Investments in current and non-current financial assets.
(3) “IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash & Cash Equivalents + Investments in current financial assets plus a loan from its controlling company IRSA Inversiones y Representaciones S.A.

Operations Center in Israel

Net financial debt (USD million)

Indebtedness	Amount
IDBD	783
DIC	769

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On September 28, 2017, DIC made a partial exchange offer to the holders of series F NCN, proposing them to swap such notes for series J bonds. Series J have substantially different terms from those applicable to series F; therefore, a payment for series F was booked, and a new financial commitment at fair value was recorded in respect of series J NCN. Additionally, the previous debt (Series F) was registered since October 11, 2015 (IDBD consolidation date) at its price with discount to its face value. As a result of this exchange, DIC recorded a loss equal to the difference between the amount cancelled and the amount of the new debt, for approximately NIS 461 million (equivalent to approximately ARS 2,228 million as of such date) which was included under “Financial costs”.

XII. Material and Subsequent Events

Operations Center in Argentina

July 2017: Sale of BAICOM land reserve

On July 19, the Company, acting through a subsidiary, sold to an unrelated third party a land reserve of approximately 6,905 sqm located at Av. P. Ramón Castillo, at the corner of Av. Antártida Argentina, in the neighborhood of Retiro, City of Buenos Aires.

This land reserve was owned by BAICOM Networks S.A., a company in which IRSA held an indirect interest of 50%.

The transaction amount was USD 14,000,000 (fourteen million Dollars) (USD 7 million corresponding to IRSA), and it was fully paid.

August 2017: Purchase of DIC’s shares by Dolphin Netherlands B.V.

On August 22, 2017, under the scope of the Act to Promote Competition and Reduce Concentration (the “Concentration Law”), Dolphin Netherlands B.V. made a non-binding tender offer to purchase all the shares of Discount Investment Corporation Ltd. (“DIC”)held by IDB Development Corporation Ltd. (“IDBD”).

No assurance may be given that the parties will execute or perform any binding agreement. The offer is subject to review by IDBD’s independent board committee and the terms and conditions will be negotiated after such review. This transaction could significantly extend over time or could fail to be consummated or be consummated under different terms over the course of the negotiations, as it must be approved by IDBD’s corporate bodies and other entities, which could withhold their consent.

For purposes of the transaction, a committee of independent directors has been organized to assess the offer and negotiate its terms and conditions.

October 2017: Lipstick’s Debt Refinancing

In October 2017, in light of the approaching maturity of the USD 113.1 million non-recourse-to-IRSA debt owed by Metropolitan 885 3rd Ave (“Metropolitan”), owner of the Lipstick Building, the term of such debt was extended to April 30, 2020 with respect to an amount of USD 53.1 million, and USD 50 million were repaid in cash. Out of this sum, IRSA contributed USD 20 million, and an additional reduction of debt in an amount of USD 20 million was obtained from the lender bank.

In addition, as a result of the negotiations held, a reduction in the interest rate of this loan from Libor + 4% to Libor + 2% was achieved.

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October 2017: Sale of Equity Interest in IRSA Propiedades Comerciales

On October 26, 2017, the Company sold 10,240,000 common shares of ARS 1.00 face value each, represented by American Depositary Shares (“ADS”), in the over-the-counter market. Each ADS represents four common shares of IRSA Propiedades Comerciales S.A., accounting for 8.1% of its share capital. After the consummation of this transaction, the Company’s equity interest in IRSA CP is now 86.5%.

October 2017: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2017, the following matters, inter alia, were resolved:

●
Distribution of a cash dividend for ARS 1,400 million.
●
Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2017 closed as of June 30, 2017.
●
Renewal of regular and alternate directors due to expiration of their terms and appointment of new alternate director.
●
Creation of a new Global Note Program for up to USD 350 million.

Operations Center in Israel

August 2017: Sale of Additional Percentage of Clal Insurance

Following instructions imparted by Israel’s Capital Market, Insurance and Savings Market Commission to the Trustee regarding the guidelines for selling Clal’s shares, on August 30, 2017, IDBD sold 5% of its equity interest in Clal by way of a swap transaction, pursuant to terms identical to those applied to the swap transaction made and reported to the market on May 3, 2017.

The consideration for the transaction amounted approximately NIS 152.5 million. Upon completion of the transaction, IDBD’s equity interest in Clal will be reduced from 49.9% to 44.9% of its share capital.

September 2017: Non-binding Offer for Clal Insurance

On September 4, 2017, IDBD received a non-binding offer from Huabang Financial Holdings Limited to acquire its entire equity interest in Clal Insurance Enterprise Holdings Ltd. (“Clal”), representing 44.9% of its stock capital.

The amount payable will be equivalent to Clal’s shareholders’ equity as reflected in its Financial Statements on the transaction’s closing date. As of June 30, 2017, such amount was approximately NIS 4.88 billion.

The transaction is subject to a due diligence process, to be conducted by the purchaser for a term of 60 days after the execution of the memorandum of understanding, and the execution of a binding agreement among the parties, among other requirements.

Moreover, the consummation of the transaction is subject to the approval of Israel’s Capital Market, Insurance and Saving Commission.

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XIII. Comparative Summary Consolidated Balance Sheet Data

	09.30.17	09.30.16
Non-current assets	167,145	138,994
Current assets	72,209	58,645
Total Assets	239,354	197,639
Capital and reserves attributable to equity holders of the parent	26,107	21,740
Non-controlling interest	20,799	15,273
Total shareholders’ equity	46,906	37,013
Non-current liabilities	148,410	110,297
Current liabilities	44,038	50,329
Total Liabilities	192,448	160,626
Total liabilities and shareholders’ equity	239,354	197,639

XIV. Summary Consolidated Income Statement Data

	09.30.17	09.30.16
Profit from operations	5,358	2,767
Share of profit of associates and joint ventures	398	9
Profit before financial results and income tax	5,756	2,776
Finance income	295	280
Finance expenses	(5,043)	(2,031)
Other financial results	293	262
Financial results, net	(4,455)	(1,489)
Income before income tax	1,301	1,287
Income tax expense	(1,240)	(592)
Profit for the period from continuing operations	61	695
Income / (loss) for the period from discontinued operations after income tax	13	(351)
Profit for the period	74	344
Other comprehensive (loss) / income for the period	(451)	540
Comprehensive net (loss) / income for the period	(377)	884
Attributable to:
Equity holders of the parent	272	428
Non-controlling interest	(649)	456

XV. Comparative Summary Consolidated Cash Flow Data

	09.30.17	09.30.16
Net cash generated by operating activities	2,638	2,575
Net cash used in investing activities	(5,528)	(1,240)
Net cash generated by financing activities	4,012	238
Net increase in cash and cash equivalents	1,122	1,573
Cash and cash equivalents at beginning of fiscal year	24,854	13,866
Cash and cash equivalents reclassified to held for sale	4	(12)
Foreign exchange gain on cash and cash equivalents	52	22
Cash and cash equivalents at the end of the period	26,032	15,449

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XVI. Comparative Ratios

	09.30.17		09.30.16
Liquidity
CURRENT ASSETS	72,209	1.64	58,645	1.17
CURRENT LIABILITIES	44,038		50,329
Indebtedness
TOTAL LIABILITIES	192,448	7.37	160,626	7.39
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	26,107		21,740
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	26,107	0.14	21,740	0.14
TOTAL LIABILITIES	192,448		160,626
Restricted Assets
NON-CURRENT ASSETS	167,145	0.70	138,994	0.70
TOTAL ASSETS	239,354		197,639

XVII. Brief comment on prospects for the next period

Our businesses in the operations center in Argentina and Israel have posted sound operating results in the first quarter of fiscal year 2018. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in the coming years.

As concerns our operations center in Argentina, our subsidiary IRSA Propiedades Comerciales S.A. continues to consolidate itself as the leading commercial real estate company in Argentina, as its main shopping mall and office businesses keep recording positive growth levels. Our tenants’ sales recovered slightly from the figures recorded at year-end, occupancy remains significantly high and the public keeps choosing each of our proposals; besides, top-notch domestic and international corporations continue to select our office spaces.

In the next fiscal year, we plan to make progress in the commercial developments already launched, including the 4,000 sqm expansion of our Alto Palermo shopping mall, the development of the 32,000 sqm office building in the commercial complex adjoining our Dot Baires shopping mall, and the “Catalinas” building in Buenos Aires. In addition, in fiscal year 2018 we expect to carry out expansion works in some of our shopping malls for approximately 21,000 of GLA. We will build 2,200 sqm to add 6 cinema screens in Alto Comahue, a large store of 3,000 sqm in Alto Rosario shopping mall, and a 12,700 sqm Sodimac store in Mendoza Plaza Shopping, and we will expand Alto Avellaneda, our shopping mall located in the southern region of Buenos Aires, by 3,500 sqm. In addition, we will continue working on optimizing the performance of our current properties through improvements that allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and tenants alike.

We will continue to promote marketing actions, events and targeted promotions at our shopping malls to attract consumers, through the joint endeavors of the Company, the retailers and the credit card issuer banks, as these actions have proved to be highly effective and are welcomed by the public.

We are optimistic about the opportunities that may arise in Argentina for fiscal year 2018. We have a large reserve of lands for future shopping mall and office development projects in an industry scenario with high growth potential.

As concerns our investments outside Argentina, we will continue working in the improvement of the operating ratios of our “Lipstick” building in New York and backing the new strategy of selectively selling low-class hotels and replacing them with higher-class hotels, that is being developed by the “Condor Hospitality Trust” hotel REIT (NASDAQ: CDOR), which made a capital increase in March this year and in which we hold 28.5% of its capital stock and voting rights.

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Regarding our investment in the Israeli company IDBD, we are much pleased with the results obtained in the past fiscal year, following the sale of the agrochemical company ADAMA, the improvement in the listing price of Clal Insurance company, which is recorded at fair value, and the recent debt issues made by different companies, which refinanced short-term debt at very attractive rates. In 2018, we will continue to work towards deleveraging the company, selling non-strategic assets in its portfolio and improving the operating margins of each of its operating subsidiaries.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and Israel. Moreover, in line with our continuous pursuit of business opportunities and having in mind the general and specific conditions of the national and international markets, we keep evaluating different actions to optimize our capital structure. As concerns our operations center in Argentina, to keep increasing the liquidity of our controlled company IRSA Propiedades Comerciales S.A., the Company could make additional sales of the shares held by it in such company, in one or more tranches, in the over-the-counter market or through a private sale, aps agreed by the Company’s shareholders in due course. As concerns our operations center in Israel, in this fiscal year the Company will analyze the possibility of increasing its interest in IDB Development Corporation Ltd. through the purchase of shares held by its related parties.

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